FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2004

Telefonica Holding of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica Holding de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.	English translation of the Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Telefónica Holding de Argentina S.A. as of and for the fiscal years ended December 31, 2003 and 2002, including the report of independent public accountants.

2

Item 1.

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s

Discussion and Analysis of Financial

Condition and Results of Operations

as of and for the years ended December 31, 2003 and 2002

1

English translation of the report originally issued in

Spanish, except for references to note 13, the addition of the paragraph included as chapter 5 of this report and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

REPORT OF

INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

TELEFONICA HOLDING DE ARGENTINA S.A.

Av. Ingeniero Huergo 723, Planta Baja

Ciudad Autónoma de Buenos Aires

1.	IDENTIFICATION OF THE FINANCIAL STATEMENTS SUBJECT TO THE AUDIT

a)	We have audited the balance sheets of Telefónica Holding de Argentina S.A. (“the Company”—an Argentine Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended on such dates, together with their Notes 1 to 13 and Exhibits C, E, G and H, stated in millions of pesos as described in chapter 3.c) of this report.

b)	We have also audited the supplementary information presented in Chart I, consisting in the consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) as of December 31, 2003 and 2002, and the related consolidated statements of operations and cash flows for the fiscal years ended on such dates, together with their Notes 1 to 19 and Exhibits A to H, stated in millions of pesos (see chapter 3.c) of this report).

The financial statements and other documents mentioned above constitute information prepared and issued by the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report on them, based on the audit we conducted within the scope mentioned in chapter 2 of this report.

2.	SCOPE OF WORK

Our audit was conducted in accordance with generally accepted auditing standards in Argentina, as adopted by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the significant information contained in the financial statements taken as a whole are free of material misstatement, prepared in accordance with generally accepted accounting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and is not intended to identify intentional misstatements or

2

English translation of the report originally issued in

Spanish, except for references to note 13, the addition of the paragraph included as chapter 5 of this report and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

irregularities. An audit also includes assessing the accounting principles used and, as part of them, the fairness of the significant estimates made by management.

We did not audit the financial statements of Telinver S.A. as of December 31, 2003 and 2002, which were used by Telefónica de Argentina S.A. (“Telefónica”, a company over which the Company has indirect joint control) to value its investment in such subsidiary by the equity method and to prepare the consolidated financial statements of Telefónica with its subsidiary as of December 31, 2003 and 2002. The negative equity interest in Telinver S.A., which is net under the caption Noncurrent investments of the accompanying unconsolidated financial statements, amounts to $11 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.) as of December 31, 2003 and the net income of Telinver S.A. computed in the financial statements for the investment in such company amounts to a gain of $4 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.). The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2004, expressing a qualified opinion due to an uncertainty about Telinver S.A.’s ability to continue as a going concern. Therefore, chapter 4 of this report, with regard to Telinver S.A.’s figures, is based on the report of those auditors.

3.	EXPLANATORY PARAGRAPHS

a)	In note 2.3 to the accompanying unconsolidated financial statements reference is made to the evaluations and estimates made by the Company’s Management as of the date of preparation of the financial statements as of December 31, 2003, with regard to the measures implemented by the Argentine Government to deal with the economic crisis therein mentioned. Future actual results may differ from those evaluations and estimates. The accompanying financial statements should be read considering these circumstances.

As described in note 9.1 to the accompanying consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. In note 4 to the accompanying consolidated financial statements, the Company describes several initiatives of Telefónica, including some exceptional measures Telefónica’s Management has taken to mitigate up to date the current impact of this situation. However, whether the participation of the Company in the amount booked of fixed assets and minimum presumed income tax credit by Telefónica as of December 31, 2003 of $2,376 million and $27 million, respectively, and the ownership interest in the booked amounts of goodwill related to that investment as of December 31, 2003 of $692 million, are fully recoverable, as well as any consequence that might exist on Telefónica’s, Cointel’s and the Company’s operations, will depend on the final effect that the outcome of such renegotiation may have on Telefónica’s economic and financial equation and, consequently, on Cointel’s and the Company’s economic and financial equation. As of December 31, 2003 current assets are lower than current liabilities in $1,710 million, the latter including approximately 99% ($1,730 million) of debt owed to the Company’s controlling company. Additionally, Cointel’s consolidated current assets are lower than Cointel’s consolidated current liabilities in $3,186 million, the latter including approximately 65% ($2,560 million) of debt owed to the Company’s controlling company. The Company’s, Cointel’s and Telefónica’s ability to meet their short-term debt obligations will depend on the controlling company’s continued refinancing of the loans granted to the above-mentioned companies, and on the obtainment of other financing from related or unrelated parties, which to

3

English translation of the report originally issued in

Spanish, except for references to note 13, the addition of the paragraph included as chapter 5 of this report and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

date are not available in sufficient amounts. Likewise, as described in Note 9 to the unconsolidated financial statements, the Company has a negative shareholders’ equity amounting to $812 million as of December 31, 2003 and the Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain beyond the suspension period of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, its shareholders will decide to capitalize the Company in order to restore its capital stock, or that the Company, consequently, will be able to maintain the normal course of its operations.

The financial statements of the Company, Cointel and Telefónica as of December 31, 2003 and 2002 have been prepared assuming that such companies will continue as a going concern. The situation described above raises substantial doubt about the ability of such companies to continue as a going concern. The financial statements mentioned in chapter 1 of this report do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.

b)	As explained in notes 2.2 to the unconsolidated financial statements and 2.1 to the consolidated financial statements, as from the current year and by application of General Resolution No. 434/03 of the National Securities Commission (“CNV”), the Company has applied in the preparation of its financial statements mentioned in chapter 1 of this report the provisions of Technical Resolutions No. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, considering the amendments made by the CPCECABA when they were adopted through various resolutions, and certain other modifications introduced by the CNV. The changes introduced are explained in the aforementioned notes to the financial statements.

c)	As explained in note 2.1 to the unconsolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment of financial statements as from March 1, 2003. According to professional accounting standards, the restatement of financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of the aforementioned General Resolution, the Company’s and its jointly controlled company’s financial statements have been restated for inflation through February 2003. As explained in such note, had the figures been restated for inflation in accordance with the abovementioned professional accounting standards, the Company’s negative shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $874 million and $134 million, respectively. The unconsolidated and consolidated financial statements as of and for the fiscal year ended December 31, 2002, presented for comparative purposes, have been restated for inflation through February 2003.

d)	On February 21, 2003, we have issued our audit report on the Company’s financial statements as of December 31, 2002, expressing a qualified opinion due to uncertainty about the continuity and the future level of income amounts to accrue and cash flow under its agreement with Telefónica S.A.—Argentina branch mentioned in note 6.c) to the unconsolidated financial statements. With respect to this uncertainty it has been resolved, since on July 30, 2003 Telefónica agreed with Telefónica, S.A. an extension for 5 years and the corresponding fee percentage, as described in such note.

4

English translation of the report originally issued in

Spanish, except for references to note 13, the addition of the paragraph included as chapter 5 of this report and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

4.	OPINION

In our opinion, based on our audit and the report issued by other auditors mentioned in chapter 2 of this report, and subject to the effects, if any, that might derive from the outcome of the uncertainties referred to in chapter 3.a) and the second paragraph of chapter 2 of this report, the financial statements as of December 31, 2003 and 2002 referred to in chapter 1 of this report, present fairly, in all material respects, the Company´s financial position as of December 31, 2003 and 2002 and the results of its operations, shareholders’ equity and cash flows for the fiscal years ended on such dates, in conformity with applicable accounting principles adopted by the CNV, which differ from professional generally accepted accounting principles in Argentina as described in chapter 3.c), applied on a consistent basis with the previous fiscal year after computing the retroactive effect of the accounting principles changes mentioned in chapter 3.b) above, with which we concur.

5.	As explained in note 13 to the unconsolidated financial statements, the accompanying financial statements are the English translation of those originally issued in Spanish and are presented in accordance with accounting principles adopted by the CNV. Certain accounting practices of the Company used in preparing the accompanying financial statements conform with accounting principles adopted by the CNV, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, February 11, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires (1)

FISCAL YEAR No. 28

BEGINNING JANUARY 1, 2003

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 25, 1976.

•	Of the last change to the bylaws: July 11, 2003 (2).

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires.

Principal business: Holding Company.

Controlling shareholding percentage of the Company’s capital stock: 99.96%. (See Note 8.1. to the unconsolidated financial statements)

Controlling shareholding percentage of the Company’s total votes: 99.97%.

Capital structure: See Note 8.1. to the unconsolidated financial statements.

(1)	Corresponding to the Company’s new corporate address, which was changed by the Board of Directors on April 7, 2003.

(2)	See Note 10. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated Financial Statements as of and for the years ended

December 31, 2003 and 2002

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Note 2.2. to the unconsolidated financial statements)

	December 2003	December 2002
CURRENT ASSETS
Cash and banks (Note 3.1.a)	9	26
Investments (Exhibits C and D)	168	177
Trade receivables (Note 3.1.b)	125	158
Other receivables (Note 3.1.c)	91	127
Inventories (Note 3.1.d)	7	8
Other assets (Note 3.1.e)	2	2

Total current assets	402	498

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	6	3
Other receivables (Note 3.1.c)	59	57
Investments (Exhibit C)	9	9
Fixed assets (Exhibit A)	3,671	4,238
Intangible assets (Exhibit B)	41	44

Subtotal noncurrent assets	3,786	4,351
Goodwill on investment in companies (Note 3.1.f)	692	743

Total noncurrent assets	4,478	5,094

Total assets	4,880	5,592

CURRENT LIABILITIES
Trade payables (Note 3.1.g)	210	209
Bank and other financial payables (Note 3.1.h)	3,373	3,698
Payroll and social security taxes payable (Note 3.1.i)	37	37
Taxes payable (Note 3.1.j)	42	49
Other payables (Note 3.1.k)	40	30
Reserves (Exhibit E)	2	2

Total current liabilities	3,704	4,025

NONCURRENT LIABILITIES
Trade payables (Note 3.1.g)	35	34
Bank and other financial payables (Note 3.1.h)	1,299	1,976
Payroll and social security taxes payable (Note 3.1.i)	9	14
Other payables (Note 3.1.k)	23	33
Reserves (Exhibit E)	110	80

Total noncurrent liabilities	1,476	2,137

Total liabilities	5,180	6,162

MINORITY INTEREST IN TELEFONICA	489	425
COINTEL’S PREFERRED CAPITAL STOCK AND ACCUMULATED PREFERRED DIVIDENDS (Note 6.)	23	22
SHAREHOLDERS’ EQUITY	(812)	(1,017)

Total liabilities, minority interest in Telefónica, Cointel’s preferred capital stock and shareholders’ equity	4,880	5,592

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

to the unconsolidated financial statements

(See Note 2.2. to the unconsolidated financial statements)

	December 2003	December 2002
NET REVENUES (1)	1,375	1,530

COST OF SERVICES PROVIDED (Note 3.1.l) to the consolidated financial statements)	(996)	(1,118)

Gross profit	379	412

ADMINISTRATIVE EXPENSES (Exhibit H)	(178)	(223)

SELLING EXPENSES (Exhibit H)	(81)	(221)

DEPRECIATION OF GOODWILL (Note 3.1.f.) to the consolidated financial statements)	(51)	(51)

OTHER INCOME RELATING TO SECTION 33 BUSINESS ASSOCIATION LAW (“LSC”) COMPANIES AND RELATED PARTIES, NET (Notes 2.3.h) and 6.a). to the unconsolidated financial statements)	40	57

Subtotal	109	(26)

(LOSS) GAIN ON EQUITY INVESTMENTS	(2)	1

FINANCIAL INCOME (LOSS) AND HOLDING INCOME (LOSS) ON ASSETS, NET (2)
Exchange differences	(37)	55
Interest and financial charges	30	(1)
Allowance for impairment in value of Patriotic Bond (Exhibit E)	(30)	—
Inflation loss on monetary accounts	(1)	(440)
Other (see Note 3.1.m) to the consolidated financial statements)	2	(9)

FINANCIAL INCOME (LOSS) AND HOLDING INCOME (LOSS) ON LIABILITIES, NET (3)
Exchange differences	751	(2,047)
Interest and financial charges	(498)	(499)
Inflation gain on monetary accounts	2	379
Other (see Note 3.1.m) to the consolidated financial statements)	(2)	(12)

OTHER EXPENSES (Exhibit H)	(36)	(77)

Income (loss) for the year before income tax, tax on minimum presumed income and minority interest in Telefónica	288	(2,676)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.2.j) to the consolidated financial statements)	—	16

MINORITY INTEREST IN TELEFONICA	(71)	600

Net income (loss) for the year	217	(2,060)

Net earnings (losses) per share for the year (Note 2.3.i) to the unconsolidated financial statements) (4)	0.53	(5.09)

(1)	See Note 2.2.k) to the consolidated financial statements.
(2)	Corresponds mainly to current investments, trade receivables, other receivables and inventories.
(3)	Corresponds mainly to trade payables, bank and other financial payables and other payables.
(4)	Basic and diluted earnings (losses) per share. See Note 2.3.i) to the unconsolidated financial statements.

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Note 2.2. to the unconsolidated financial statements)

	December 2003	December 2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year	177	203
Cash and cash equivalents at beginning of year	203	80

(Decrease) Increase in cash and cash equivalents	(26)	123

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) for the year	217	(2,060)
Adjustments to reconcile net income (loss) for the year to net cash provided by operating activities:
Income tax and tax on minimum presumed income	—	(17)
Financial expenses (2) (3)	(300)	2,521
Depreciation of fixed assets	642	676
Material consumption	18	30
Net book value of fixed assets retired	—	3
Net book value of intangible assets retired	—	4
Depreciation of intangible assets	12	21
Depreciation of goodwill	51	51
Cost of goods sold	23	27
Holding gains in financial instruments	(14)	—
Increase in allowances and reserves	94	159
Loss (Gain) on equity investments	2	(1)
Holding gains on inventories	—	5
Minority interest in Telefónica	71	(600)
Changes in assets and liabilities:
Trade receivables	2	142
Other receivables	4	(20)
Inventories	(22)	(20)
Trade payables	(13)	(97)
Payroll and social security taxes payable	(4)	(4)
Taxes payable	22	(69)
Other payables	2	(22)
Allowances and reserves (4)	(1)	—
Interest collected	14	21
Payment of tax on minimum presumed income	(38)	—

Total cash flows from operating activities	782	750

Cash flows used in financing activities:
Increase in bank and other financial payables	66	77
Payment of bank and other financial payables	(477)	(382)
Payment of interest	(317)	(247)
Increase in intangible assets (5)	(8)	(7)

Total cash flows used in financing activities	(736)	(559)

Cash flows used in investing activities:
Purchases of fixed assets (6) (7)	(71)	(68)
Financial trust (8)	(1)	—

Total cash flows used in investing activities	(72)	(68)

Total (decrease) increase in cash and cash equivalents	(26)	123

(1)	Cash and Current investments with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 9 million and 168 million, respectively, as of December 31, 2003; (ii) 26 million and 177 million, respectively, as of December 31, 2002 (cash at the beginning of the year); and (iii) 46 million and 34 million, respectively, as of December 31, 2001.
(2)	Net of (23) million and 15 million corresponding to the exchange difference (net of monetary gain (loss)) originated by cash and cash equivalents in foreign currency, respectively, as of December 31, 2003 and 2002.
(3)	In 2002, net of (29) million corresponding to inflation loss originated in local currency cash and cash equivalents.
(4)	Does not include charges in net deferred tax assets allowance.
(5)	In 2003 and 2002, net of 1 million and 6 million, respectively, financed by trade payables.
(6)	In 2002, net of 15 million corresponding to capitalized exchange differences.
(7)	In 2003, net of 22 million financed by trade payables, and in 2002, net of 8 million financed by bank and other financial payables.
(8)	See Note 14. to the consolidated financial statements.

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1. to the unconsolidated financial statements.)

1.	BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. (“the Company”) discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of December 31, 2003 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.2. to the unconsolidated financial statements), and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest (see Note 2.2.b)2. to the unconsolidated financial statements), line by line their balance sheets as of December 31, 2003 and 2002 and their statements of operations and cash flows for the years ended on December 31, 2003 and 2002, with the consolidated balance sheets as of December 31, 2003 and 2002, and the statements of operations and cash flows for the years ended on December 31, 2003 and 2002 included in the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and their subsidiaries Telefónica de Argentina S.A. (“Telefónica”) and Telinver S.A. (“Telinver”) over which the Company has joint control according to RT No. 5 (modified by RT No. 19).

The Company has decided not to include financial statements consolidated according to its equity interest (proportional consolidation method) with E-Commerce Latina S.A. (“E-Commerce”, related company) as supplementary information since the assets, liabilities and operations of such company are not significant. In Management’s opinion, the non presentation of the Company’s, Cointel’s and Telefónica’s financial statements consolidated in proportion to its equity interest with E-Commerce’s financial statements as of December 31, 2003 and 2002 and for the years ending December 31, 2003 and 2002 does not constitute a material omission considering the Company’s, Cointel’s and Telefónica’s financial statements taken as a whole.

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company’s equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Accounting principles applied

The application of the new standards in accordance with Resolution No. 434/03 of CNV gave rise to the following changes in valuation and presentation criteria, in addition to those described in Note 2.2. to the unconsolidated financial statements, for the preparation of the consolidated financial statements of the Company:

a)	Changes in valuation criteria

•	Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the year at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of Unappropriated retained earnings/accumulated losses at the beginning of the year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year of application.

b)	Changes in presentation criteria

•	Preferred capital stock

As of the issuance date of Cointel’s preferred stock, there were no specific accounting principles ruling the accounting of redeemable preferred stock. Therefore, Cointel decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 6. to the consolidated financial statements).

RT No. 17 sets forth as a specific rule that redeemable preferred stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount on a fixed or determinable date.

Based on the issuance conditions of Cointel’s preferred stock and on their current status, Cointel has concluded that their preferred capital stock have not met the conditions mentioned above, therefore they are a part of Cointel’s shareholder’s equity. See Note 6. to the consolidated financial statements.

2.2.	Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent to those used by the Company (See Notes 2.1. and 2.2. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a)	Current investments:

•	Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of each year.

•	Deposits:

•	In local currency: at nominal value, including financial income/expense accrued through the end of each year, if applicable.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

•	In foreign currency: valued at nominal value, stated at the exchange rate applicable to its settlement in effect at the end of each year, according to the intended use by Telefónica, including accrued financial income/expense through such dates, if applicable.

•	Investments in mutual funds: measured at their net realizable value at the end of each year.

b)	Receivables and payables:

•	Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

•	Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 8. to the consolidated financial statements) are accrued and recorded by Telefónica in the statement of operations during the year in which such increases occur.

•	“Patriotic Bond”: In 2002, this bond was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of the year, in accordance with the uses intended by Telefónica plus the financial income accrued until that date, which did not differ significantly from the measurement at the discounted value based on the rate of the instrument. In 2003 it was valued it at its estimated recoverable value and Telefónica charged to income an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. Telefónica considered for the valuation of this bond the fair value of bonds in comparable situation (see Note 13.1. to the consolidated financial statements).

•	Tax credit certificates (“TCC”): were accounted for at face value in U.S. dollars pesified at the rate of $1.4=US$1, plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each year, which do not differ from the measurement at the discounted value based on the rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 13.2. to the consolidated financial statements).

•	Universal Service contribution (see Note 15. to the consolidated financial statements): Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the year in which its reimbursement is approved by such entity.

c)	Inventories:

Raw materials, telephony equipment, other equipment intended for sale (including telephone accessories and prepaid cards) and supplies: raw materials and supplies are related to paper for printing directories and have been accounted for at replacement cost, which does not exceed their estimated realizable value. Equipment have been accounted for at the replacement cost up to the limit of their estimated realizable value.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Directories in edition process have been accounted for at their production cost adjusted for inflation as described in Note 2.1. to the unconsolidated financial statements. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year.

d)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

e)	Noncurrent investments:

Telefónica’s 50% interest in E-Commerce as of December 31, 2003 and 2002 was accounted for by the equity method based on the financial statements as of such dates, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of December 31, 2003 and 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 17. to the consolidated financial statements). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14. to the consolidated financial statements). Such certificates were valued at the subscription value paid by Cointel, given that the trust was set up on September 25, 2003 and they were still not listed as of December 31, 2003. They are expected to be recovered over a term in excess of one year.

f)	Fixed assets:

Fixed assets have been valued at their transfer price to Telefónica restated as indicated in Note 2.1. to the unconsolidated financial statements, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the year ended December 31, 2003 amounts to 4 million, and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the year ended December 31, 2002 totaled 19 million (includes 15 million of capitalized exchange difference) (restated as described in Note 2.1. to the unconsolidated financial statements).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of Telefónica’s fixed assets as of December 31, 2003 of 2,376 million (amount calculated considering the Company’s indirect ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on Telefónica’s economic and financial equation.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

g)	Intangible assets and goodwill on investment in companies:

In addition to what is described in Notes 2.3.c) and d) to the unconsolidated financial statements, intangible assets as of December 31, 2003 and 2002 correspond to:

•	Cointel’s goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel’s increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Cointel and Telefónica as of December 31, 2003 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether booked goodwill, as of December 31, 2003 in the amount of 692 million is fully recoverable, will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on the economic and financial equation of such companies.

•	The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in Note 2.1. to the unconsolidated financial statements, and is depreciated by the straight-line method over a 10-year term.

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	Deferred expenses are incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. These expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica´s negotiable obligations which are depreciated on a straight-line basis through maturity. (See Note 11. to the consolidated financial statements). The portion of expenses related to Telefónica´s original issue of negotiable obligations that were settled in the exchange offer on August 7, 2003 have been fully amortized in the year based on the number of bonds actually exchanged through the referred exchange offer. (see Note 11. to the consolidated financial statements).

•	The licenses to use links have been valued at the acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method over 15 years, the term of the license.

•	Goodwill reflects the cost of acquisition by Telefónica of the continuing portion of the internet business that used to be operated by Telefónica Data de Argentina S.A. (“TDA S.A.”), Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original depreciation period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill have been valued at zero based on the estimation made by Telefónica of their recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 11 million and has been included in the caption “Depreciation of Intangible assets” in Exhibit H.

•	The goodwill generated by the capital contributions, restated as indicated in Note 2.1. to the unconsolidated financial statements, made by Telefónica with an issuance premium to ECL was being depreciated by the straight-line method over a 10 year term. As of December 31,

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 4 million and has been included in the caption “Net book value of intangible assets retired” (see Note 3.1.m) to the consolidated financial statements).

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated as from October 1, 1997 through September 30, 2007 and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

h)	Reserves:

During the normal course of business, Telefónica is subject to several labour, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s Management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of December 31, 2003, the amount booked for such purpose is 112 million.

i)	Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the Yen/euro and the U.S. dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for this coverage a fixed percentage. Telefónica values the covered obligations at each year closing exchange rate and also recognizes separately the financial instruments at their estimated fair value (see Note 2.1.a) to the consolidated financial statements).

j)	Income tax and Tax on minimum presumed income:

Cointel and Telefónica record income tax by application of the deferred method, in accordance with the provisions of RT No. 17 and the considerations described in Note 2.3.f) to the unconsolidated financial statements.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

The cumulative effect on Telefónica’s shareholders’ equity at the beginning of the year ended December 31, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 51 million (17 million calculated considering the Company’s indirect ownership interest in Telefónica).

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In considering their estimates, Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, taking into account the variables which affect the future taxable results, including the uncertainty related to the effect of the final outcome of the tariff re-negotiation (See Note 9. to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

According to Law No 25,561, which is described in Note 2.3.f) to the unconsolidated financial statements, Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for each U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for tax purposes in the year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years. Cointel’s foreign exchange tax loss was approximately 122 million, of which approximately 24 million were computed for tax purposes in the year ended September 30, 2002, 6 million were computed for tax purposes in the three-month fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Additionally, as of December 31, 2002, Cointel, Telefónica and Telinver had a tax loss carryforward of approximately 4,653 million (1,628 million at 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges of the current year and subsequent years until 2007, according to Cointel’s financial statements. For the year ended December 31, 2003, Cointel, Telefónica and Telinver have estimated a consolidated taxable income in the income tax of approximately 817 million; that could be offset with tax loss carryforwards existing at the beginning of the current year of Cointel, Telefónica and Telinver.

Available until	Tax loss carryforward (historical value)
2003	15
2004	60
2005	82
2006	795
2007	3,701

4,653

The following table presents the components of the Company’s consolidated deferred income tax balance (in millions of Argentine pesos):

	December 31, 2003		December 31, 2002
Deferred tax assets
Common income tax loss carryforwards	1,077	(1)	1,254
Specific income tax loss carryforwards	61		62
Exchange differences deductible in future fiscal years	136		182
Allowance for doubtful accounts	37		67
Interests deductible in future fiscal years	—		30
Accrual for contingencies and other non-deductible allowances and accruals	78		47
Other	—		1

	1,389	(2)	1,643	(2)
Allowance for deferred tax assets (Exhibit E)	(1,315	)(2)	(1,563	)(2)

Subtotal	74		80

Deferred tax liabilities
Fixed assets	(61)		(69)
Dismissal accrual for tax purposes	(7)		(7)
Other liabilities	(6)		(4)

Subtotal	(74	)(2)	(80	)(2)

Total	—		—

(1)	Net of 165 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2003.
(2)	As of December 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 18 million, 1 million and 17 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 42 million, 1 million and 41 million, respectively.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The following is the reconciliation of the income tax as charged to the consolidated statement of operations (that has been nil for the year ended December 31, 2003 and a tax recovery for the year ended December 31, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December 31,
	2003	2002
Net income (loss) before tax at statutory income tax rate	76	(730)
Permanent differences:
Non deductible expenses	10	2
Non taxed gains	—	(4)
Inflation restatement effect	120	(407)
Reversal of allowance for deferred tax assets	(248)	—
Goodwill depreciation	17	17
Allowance for deferred tax assets	—	1,304
Expired tax loss carryforward	—	3
Effect of minority interest in Telefónica	25	(210)

Total income tax	—	(25	)(1)

Tax on minimum presumed income	—	9

Total income tax and tax on minimum presumed income	—	(16)

(1)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the year ended on December 31, 2002.

Telefónica has determined a minimum presumed income tax charge for the year ended December 31, 2003 in the amount of 40 million that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of 27 million (calculated considering the Company’s indirect ownership in Telefónica) as of December 31, 2003 is fully recoverable will depend on the final effect that the outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on Telefónica’s economic and financial equation. The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

For the years ended December 31, 2003 and 2002, Cointel has determined a tax on minimum presumed income charge in the amount of approximately 12,000 pesos and 3,000 pesos, respectively, which were charged to income of the year. Additionally, in the statement of operations for the year ended December 31, 2002, Cointel has included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of December 31, 2001, on the basis of its recoverability analysis considering latest available information.

k)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services are recognized in the year in which all necessary conditions are met to consider them as such. Sales for the year ended on December 31, 2003 include approximately 26 million corresponding to the one-off effect of this type of transactions.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2003, the total amount of advertisement sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 4 million.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

2.3.	Concentration of operations and credits

The only significant concentration of credit and operations of Telefónica and Telinver as of December 31, 2003 and 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the years ended December 31, 2003 and 2002, respectively, amount to approximately 3.7% and 3.5% of net consolidated sales and balances as of December 31, 2003 and 2002, are, respectively, 28 million and 38 million, of which 24 million and 34 million, respectively, corresponds to Telefónica.

2.4.	Cointel´s fiscal year-end change

On November 11, 2002, Cointel´s Ordinary and Special Shareholders´ Meeting approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Cointel´s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

3.1	Breakdown of the main accounts

The main accounts of the consolidated financial statements as of December 31, 2003 and 2002 and the consolidated statements of operations for the years ended December 31, 2003 and 2002 were made up as follows, restated as described in Note 2.1. to the unconsolidated financial statements (foreign currency balances are presented in Exhibit G):

a)	Cash and banks:

	December 31, 2003	December 31, 2002
Cash	—	1
Banks (1)	9	25

Total	9	26

(1)	In 2002, includes 6 million from provincial bonds and 2 million from federal bonds.

b)	Trade receivables:

	December 31, 2003		December 31, 2002
	Current (2)	Noncurrent (2)	Current	Noncurrent
Past due (1)	89	10	223	16
Current	144	—	125	—

Subtotal	233	10	348	16

Allowance for doubtful accounts (Exhibit E)	(108)	(4)	(190)	(13)

Total	125	6	158	3

(1)	As a result of refinancing of past-due receivables, about 4 million and 10 million of refinanced receivables are disclosed as current receivables as of December 31, 2003 and 2002, respectively.
(2)	See Note 2.3. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

c)	Other receivables:

	December 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	2	—	4	—
Prepayments to vendors	1	—	1	—
Related parties (1)	54	1	50	—
Financial prepayments	5	—	6	—
Financial Instruments (2)	1	1	—	—
Prepaid rentals	—	1	1	—
Prepaid services (6)	8	—	11	—
Tax credit certificates (3)	8	—	8	8
Legal deposits	2	—	1	—
Value added tax	—	—	1	—
Tax on minimum presumed income	—	45	—	26
Patriotic Bond (4)	—	41	30	21
Deferred income tax assets, net (5)	—	1,315	—	1,563
Prepaid insurance	1	—	—	—
Granted Guarantees	1	—	—	—
Other tax credits	1	—	—	—
Other	7	—	14	2

Subtotal	91	1,404	127	1,620
Allowance for net deferred income tax assets (Exhibit E) (5)	—	(1,315)	—	(1,563)
Allowance for impairment of Patriotic Bond (Exhibit E) (4)	—	(30)	—	—

Total	91	59	127	57

(1)	Includes balances with Telefónica Comunicaciones Personales S.A. (“TCP”), TDA, Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Tyssa Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica Media Argentina S.A. (“Temarsa”), Adquira de Argentina S.A. (“Adquira”), Atento Argentina S.A. (“Atento”), Telefónica Internacional Holding B.V. (“TIHBV”) y Telefónica S.A. Sucursal Argentina (“TESA Arg.”).
(2)	See Note 12. to the consolidated financial statements.
(3)	See Note 13.2. to the consolidated financial statements.
(4)	See Notes 2.2.b) and 13.1. to the consolidated financial statements.
(5)	See Note 2.2.j) to the consolidated financial statements.
(6)	See Note 8. to the consolidated financial statements.

d)	Inventories:

	Current
	December 31, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories in edition process	1	2
Telephony and other equipment	9	8
Prepayments to vendors	—	2

Subtotal	11	12
Allowance for impairment in value and slow turnover (Exhibit E)	(4)	(4)

Total	7	8

e)	Other assets:

	Current
	December 31, 2003	December 31, 2002
Real property intended for sale	2	2

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

f)	Goodwill on investment in companies:

	Original value	Depreciation			Net book value
	At beginning/ end of year	At beginning of year	For the year	Accumulated at end of year	As of December 31, 2003	As of December 31, 2002
Goodwill - Cointel	804	234	39	273	531	570
Goodwill - Telefónica	225	52	12	64	161	173

Year ended December 31, 2003	1,029	286	51	337	692

Year ended December 31, 2002	1,029	235	51	286		743

g)	Trade payables:

	December 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	144	—	151	—
Management fee	38	—	37	—
Billing on account and behalf of cellular and audiotext companies	22	—	13	—
Services collected in advance (1)	3	35	1	34
Other	3	—	7	—

Total	210	35	209	34

(1)	In 2003 and 2002, includes deferred future revenues related to the sale of indefeasible rights to use network capacity, recognized ratably over the stated life of the agreement.

h)	Bank and other financial payables:

	December 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	7	—	3	—
Bank loans and long-term financing	43	157	79	212
Imports financing	10	14	30	14
Section 33 LSC companies – Telefónica Internacional, S.A. (“TISA”):
- Loans (1)	2,745	—	3,542	—
- Negotiable obligations (2)	265	—	—	—
Negotiable obligations (3) (4)	303	1,128	44	1,750

Total	3,373	1,299	3,698	1,976

(1)	In 2003 and 2002, includes 1,730 million and 1,853 million, respectively, corresponding to the Company (see Note 6.c.(ii) to the unconsolidated financial statements), 227 million and 178 million, respectively, corresponding to Cointel (see Note 7.1. to the consolidated financial statements), 730 million and 1,442 million, respectively, corresponding to Telefónica (see Note 12. to the consolidated financial statements) and 58 million and 69 million, respectively, corresponding to Telinver.
(2)	See Note 11.1. to the consolidated financial statements.
(3)	See issuance conditions in Note 11. to the consolidated financial statements and Note 11. to unconsolidated financial statements.
(4)	Net of US$1 million of Negotiable obligations repurchased by Cointel. See Note 11.1. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

i)	Payroll and social security taxes payable:

	December 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	22	—	22	—
Social security taxes payable	7	—	7	—
Pre-retirement agreements and others (1)	7	9	6	14
Other	1	—	2	—

Total	37	9	37	14

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. In 2003, includes 3 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2003 and are to be paid until the worker qualifies to obtain legal pension benefits.

j)	Taxes payable:

	Current
	December 31, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	5	6
Health and safety assessment	10	8
Value added tax	9	—
Tax on minimum presumed income (net of prepayments)	5	25
Other	13	10

Total	42	49

k)	Other payables:

	December 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	7	10	3	16
International Telecommunications Union	10	—	10	—
Debt with related companies (2)	12	—	5	—
Other	11	13	12	17

Total	40	23	30	33

(1)	Corresponds to the foreign currency swaps described in Note 12. to the consolidated financial statements.
(2)	See Note 7.2. to the consolidated financial statements.

l)	Cost of services provided:

	December 31,
	2003	2002
Operating expenses of Telecommunications services (Exhibit H)	973	1,091
Cost of services provided (Exhibit F)	23	27

Total	996	1,118

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

m)	Other:

	December 31,
	2003	2002
Holding and financial income / (loss) on assets:
Holding gains in financial instruments	2	—
Holding losses on inventories	—	(5)
Net book value of intangible assets retired	—	(4)

Total	2	(9)

Holding and financial income / (loss) on liabilities:
Holding gains in financial instruments	11	—
Tax on interests	—	(9)
Intangible assets depreciation	(8)	(4)
Tax on checking account debits and credits	(5)	—
Others	—	1

Total	(2)	(12)

3.2	AGING OF CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF DECEMBER 31, 2003:

	Assets				Liabilities
	Investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and financial payables	Payroll and Social Security Taxes payables	Tax payables	Other payables
Past-due:
Up to three months	—	33		1	4	—	—	—	—
From three to six months	—	11		—	6	—	—	—	—
From six to nine months	—	8		1	1	—	—	—	—
From nine to twelve months	—	2		(1)	1	—	—	—	—
From one to two years	—	13		4	3	—	—	—	—
From two to three years	—	10		—	2	—	—	—	—
Over three years	—	21		—	—	—	—	—	—

At sight:	1	—		34	—	7	1	5	20

Current:
Up to three months	167	126		39	187	2,526	25	31	16
From three to six months	—	10		4	4	280	3	6	—
From six to nine months	—	5		6	2	440	5	—	3
From nine to twelve months	—	4		3	—	120	3	—	—
From one to two years	—	—		4	2	54	4	—	9
From two to three years	—	—		1	2	126	2	—	7
From three to four years	—	—		35	1	320	1	—	5
From four to five years	—	—		8	1	204	1	—	4
Over five years	—	—		11	29	595	1	—	(2)

Subtotal	168	243		150	245	4,672	46	42	62
Allowance for doubtful accounts	—	(112)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	168	131		150	245	4,672	46	42	63

Percentage accruing interest at fixed rate	99%	4%		9%	—	39%	—	—	27%
Percentage accruing interest at variable rate	—	40	%(b)	10%	—	60%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		5%	—	10%	—	—	6%
Average interest rate in local currency	2%	25%		3%	—	10%	—	—	—

(a)	Includes 10 million classified as past-due in non-current trade receivables taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.3. to the consolidated financial statements).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

4.	TELEFONICA’S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power (“NEP”) has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree No. 264/98 issued by the NEP, established a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the NEP issued Decree No. 465/00, which provides for the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the NEP issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum.

On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to continuously adapt its business plan to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During year 2002 and the current year Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology usually required by the business carried out by Telefónica, and the situation affecting service rates described in Note 9. to the consolidated financial statements. Some of these measures include:

•	Capital expenditures: Telefónica has implemented a plan to adapt its short-term capital expenditures. To that end, Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term and which Telefónica deems to be a high priority.

•	Operating costs reduction: Telefónica renegotiated most of its supply contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of services.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

•	Increased collection rates: Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt: Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

Although Telefónica has adopted the measures described above to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation (see Note 9. to the consolidated financial statements).

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic and political situation.

Furthermore, Telefónica maintains a Management Agreement with the operator Telefónica, S.A. (“TESA”, formerly known as Telefónica de España S.A., spanish company which controls the Company indirectly). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of the “gross margin”, as defined in the agreement. In addition, on October 30, 2002, TESA notified the Company about the exercise of the option to extend the term of the Management Agreement for an additional period of five years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Management Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fees as from May 1, 2003 were agreed upon in 4% of the gross margin, as described above.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

5.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2003 these assets have a net book value of

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

about 309 million (restated as described in Note 2.1. to the unconsolidated financial statements), of which approximately 270 million (restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

6.	PREFERRED SHARES OF COINTEL

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 4. to the unconsolidated financial statements). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 such periods coincided with Cointel’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify Cointel’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007. On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of Cointel, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	Cointel, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by Cointel.

4.	To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because as of April 30, 2002, Cointel did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of Cointel has been elected by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed and past-due at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, when it has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The detail of Cointel´s preferred capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2003 as established in the issuance clauses, is as follows:

	Capital stock			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (1)	Accumulated unpaid dividends as of December 31, 2002 (2)	Thirteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		35	5	2	7

	14	(4)	40	5	2	7

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of December 31, 2003, plus the adjustment for the benchmark stabilization coefficient as of December 31, 2003.
(3)	Preferred dividends accrued during the year ended December 31, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 73,000 pesos and 2,174,000 pesos, respectively.
(4)	The table may not sum due to rounding in millions.

As of December 31, 2003 Cointel´s preferred stock adjusted for inflation as stated in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. Cointel believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference as of December 31, 2003 is comprised of an initial balance as of December 31, 2002 of 19 million negative amount (restated as described in Note 2.1 to unconsolidated financial statements) and an increase of 1 million, corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of Cointel’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, Cointel will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, stockholders would be entitled to one vote per share.

According to the above-mentioned provisions, Cointel did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

7.	SECTION 33 LSC COMPANIES AND RELATED COMPANIES

7.1.	Cointel’s outstanding balances and transactions with related companies

As of December 31, 2003, there are eighteen outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the following table) has a semiannual repayment term, renewable automatically for an equal period of time unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date. During the year ended December 31, 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the year ended December 31, 2003, interests converted into principal under the above-mentioned loans amounted to US$12 million, according to Cointel’s financial statements as of such date.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The detail of the loans, as arise from Cointel’s financial statements as of December 31, 2003, is as follows:

Original agreement date	Last renewal date as of December 31, 2003	Maturity date		Principal as of December 31, 2003 (in millions of US$)
06-07-01	09-10-03	03-10-04		42.0
07-26-01	10-30-03	04-30-04		12.0
07-27-01	10-30-03	04-30-04		11.0
09-13-01	09-18-03	03-18-04		5.0
03-29-02	09-19-03	03-19-04		11.9
07-29-02	09-19-03	03-19-04		0.3
07-30-02	09-19-03	03-19-04		2.8
07-24-02	09-19-03	03-19-04		11.4
05-09-02	09-19-03	(a	)	16.5	(a)
01-30-03	09-19-03	03-19-04		1.0
01-30-03	09-19-03	03-19-04		14.6
07-30-03	09-19-03	03-19-04		0.6
07-30-03	09-19-03	03-19-04		14.4
09-26-03	N/A	03-26-04		1.8
11-07-03	N/A	05-07-04		2.0
11-17-03	N/A	05-17-04		0.6
11-21-03	N/A	05-21-04		1.5
12-19-03	N/A	06-21-04		1.0

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (successively refinanced together with second installment, setting April 30, 2004 as their new maturity dates). As of December 31, 2003, Cointel has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

As of December 31, 2003, the book value of the above-mentioned loans calculated considering the Company’s interest in Cointel amounts approximately to US$77 million (equivalent to 227 million as of December 31, 2003) of which US$75 million corresponds to the principal amount and approximately US$2 million to interests.

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in other currency, changes in Cointel’s main business activity and should Cointel or any of its affiliates lose the government licenses obtained and should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until September 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by TISA as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the above mentioned waiver, as of December 31, 2003, Cointel has classified as current liabilities, maturing in September 2004, a loan of 10 million (equivalent to US$4 million at the exchange rate in effect at December 31, 2003), whose original maturity date was noncurrent.

Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

During the years ended December 31, 2003 and 2002, Cointel accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 20 million and 15 million (restated as described in Note 2.1. to unconsolidated financial statements), respectively.

Additionally, as of December 31, 2002, Cointel maintained with Telefónica a loan for 3 million (as arise from Cointel’s unconsolidated financial statements as of December 31, 2003).

Furthermore, as of December 31, 2003, Cointel maintains other receivables with TIHBV, one of its shareholders, for 1 million (as arise from Cointel´s unconsolidated financial statements as of such date).

7.2.	Telefónica’s outstanding balances and transactions with related companies (calculated in proportion to the Company’s interest in Cointel, restated as described in Note 2.1. to the unconsolidated financial statements)

During the years ended December 31, 2003 and 2002, Telefónica made the following transactions with related parties (in million of Argentine pesos):

	December 31,
	2003	2002
Management fee:
TESA Arg.	43	63

Revenues (losses) from goods and services provided, net:
TCP	51	58
TDA	19	16
Atento	(5)	(6)
Telefónica Ingeniería de Seguridad S.A.	(2)	(2)
Telefónica Data USA	(1)	(2)
Emergia Argentina S.A. (“Emergia”)	3	3
Emergia Uruguay S.A.	1	—
Adquira S.A.	(1)	—
C.P.T. Telefónica Perú	(1)	(3)
TESA Arg.	(4)	—
TESA	(1)	(3)
Televisión Federal S.A.	(2)	(1)
Telefónica Procesos y Tecnología de la Información	(2)	(1)
Telefónica Investigación y Desarrollo S.A.	(1)	(1)
Terra Network Argentina S.A.	(1)	(1)
CTC Mundo S.A.	(1)	2
Telefónica Sistemas S.A.	—	(1)
Pléyade Argentina S.A.	1	—
Telefónica del Brasil	1	—

Total	54	58

Financial charges, net
TISA	(105)	(157)
Telefónica Holding de Argentina S.A.	—	1
TCP	—	1
Cointel	—	1
Atento	1	—

	(104)	(154)

Purchases of goods and services
Telefónica Procesos y Tecnología de la Información	—	13
TDA	4	—

Total	4	13

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Telefónica’s balances with the operator (TESA) and other of Cointel’s shareholders and other related companies as of December 31, 2003 and 2002 are (in millions of Argentine pesos):

	December 31, 2003	December 31, 2002
Assets
Trade receivables:
CTC Mundo S.A.	1	3
Emergia S.A.	1	2
Atlántida Comunicaciones S.A.	—	1
Adquira S.A.	1	—
C.P.T. Telefónica Perú	1	—

Total Trade receivables	4	6

Other receivables:
TCP	—	2
TDA	20	14
Cointel	—	1
T-Gestiona	2	2
TYSSA	—	1
Temarsa	1	—
Adquira S.A.	—	1
Atento	4	2

Total Other receivables	27	23

TOTAL ASSETS	31	29

Liabilities
Trade payables
TESA	1	2
TESA Arg. (1)	38	38
Emergia S.A.	34	35
Telefónica Procesos y Tecnología de la Información	2	13
Emergia Uruguay S.A.	—	5
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	1	2
Televisión Federal S.A.	1	—
Telefónica Investigación y Desarrollo S.A.	2	1

Total Trade payables	80	97

Bank and other financial liabilities
TISA (2)	788	1,511

Total Bank and other financial liabilities	788	1,511

Other payables
TESA	5	4
TCP	6	—
Atento	—	1
TESA Arg.	1	—

Total Other payables	12	5

TOTAL LIABILITIES	880	1,613

(1)	Includes 38 million and 37 million as of December 31, 2003 and 2002, respectively, corresponding to liabilities for management fee.
(2)	See Note 12. to the consolidated financial statements.

7.3.	Telinver

As of December 31, 2003, as arise from Cointel´s consolidated financial statements, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35.8 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 34 million as of December 31, 2003 and consequently Telinver falls under the conditions for mandatory

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2004. Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to make its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 9. and 12. to the consolidated financial statements.

7.4.	E-Commerce

As arise from Cointel’s financial statements as of December 31, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.	Commitments related to TCP

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million individually and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)) until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Comission (“CNC”) has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8.	CONTRACTS (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

- IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the Companies that had been assigned to render the services. Over the duration of the Contracts, the Companies shall pay to IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica was US$213 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in U.S. dollars described in Note 4. to the unconsolidated financial statements. The charges for the service received during the years ended December 31, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica consists in paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus, if applicable, the wage adjustment index (Coeficiente de Variación de Salarios - “CVS”) and US$ 12.3 million, in twelve equal monthly installments.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

- Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 30 million are pending.

9.	TARIFF

9.1.	Tariff system

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical interested provider shall demonstrate to the application authority that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The NEP, by means of Decree No. 293/2002, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the NEP within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the NEP proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including the Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No.120/03 issued on January 23, 2003, the Argentine Government may provide for interim tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and natural gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. As part of the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, Federal Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the NEP signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The NEP shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the NEP shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

tariffs should be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract clauses. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date the resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

9.2.	Price Cap

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar S.A. (“Telintar”) and now Telefónica as it successor, had to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom Argentina STET-France Telecom S.A. (“Telecom S.A.”) and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

1.	Price Cap for the period 2000/2001: the SC established that the efficiency factor for the price cap for the period 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution SC No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index mentioned above; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned efficiency factor for the price cap would be applied to the computation of Price Caps for the periods 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied at the same date as defined by the Licensees.

2.	Price Cap for the period 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period 2001/2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3.	Price Cap for the period 2002/2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1., and the early reductions referred to in point 2., are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 10.c) to the consolidated financial statements, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

9.3.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of approximately 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the Regulatory Authority will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the Regulatory Authority to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

10.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the NEP can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the NEP. Such Decree states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 91 million (in historical currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2003 Telefónica has paid approximately 6.8 million (in historical currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material adverse impact on Telefónica’s results of operations or financial position.

b)	International Telecommunication Union Debt (“UIT”)

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia Argentina S.A. (“TLDA S.A.”) (the latter now merged in Telefónica) to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers’ social security contributions approved by Decree N° 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution SC N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the UIT. Telefónica, both with respect to its own operations and as successor of the rights

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal amounting to 21 million (see Note 3.1.k) to the consolidated financial statements), which Telefónica understands is its total liability as of December 31, 2003.

In the opinion of Telefónica’s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and ask for a remanding of proceedings to the corresponding organism.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

11.	COINTEL’S AND TELEFONICA’S NEGOTIABLE OBLIGATIONS

11.1.	Cointel’s Negotiable obligations (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different series, which could be cumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of Negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date is August 1, 2004, for both Serieses. On July 3, 1997 the CNV approved the issuance.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

On July 24, 1997, Cointel placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the Serieses “A” and “B”, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at 7 (seven) years for both Serieses. Such amortization, as well as accrued interest, is to be paid in U.S. dollars in the case of the Series “A”, and in U.S. dollars or Argentine pesos in the case of the Series “B” (at the discretion of the obligee). Cointel may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on Series “A” and Series “B”, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of Cointel, ranking pari-passu -with no preferences- in respect of Cointel’s current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of their terms and conditions. The main stipulations concern: a) a commitment of Cointel not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless Cointel complies with certain requirements, b) conditions for the early redemption of the issuance, and c) events of default that would allow obligees to consider such negotiable obligations as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of Cointel or any material subsidiary aggregating US$20 million or more (see Note 7.1. to the consolidated financial statements), the sale of all or a significant proportion of Cointel’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios.

On July 4, 2003, the meeting of the holders of Cointel’s Series “A” Negotiable obligations approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the holders of Cointel´s Series “B” Negotiable obligations discussed the current amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series “B” Negotiable Obligations holders rejected the amendments mentioned above (see Note 11.3.b) to the consolidated financial statements).

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million (plus US$0.2 million and 0.1 million as interest accrued to that date) in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in November 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 12. to the consolidated financial statements, Telefónica transferred Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

On November 11, 2003, taking into account of Cointel’s financial condition, the Buenos Aires Stock Exchange resolved that trading of its Negotiable obligations be transferred to reduced session in accordance with the rules of its Listing Regulations.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

On the other hand, during year 2003 Cointel decided to purchase Negotiable obligations Series “A”, according to the following detail (as arise from Cointel’s financial statements as of December 31, 2003):

Date	Nominal value acquired (1)
09-26-03	1.45
11-07-03	2.00
11-21-03	1.43

Subtotal	4.88
12-17-03	1.00

Total	5.88

(1)	Expressed in millions of U.S. dollars.

Subsequently, on December 18, 2003 Cointel called the Negotiable obligations Series “A” acquired on September and November 2003 in the amount of US$4.88 million. Therefore, the outstanding principal amount under such issue as of December 31, 2003 is US$ 219.1 million.

Additionally, on January 30, 2004, Cointel made a new purchase of obligations of such Series in the amount of US$ 1.25 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance of the above-mentioned debt instruments.

11.2.	Telefónica’s Negotiable obligations (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

As of December 31, 2003, there were seven negotiable obligations issues outstanding with the following issuance conditions:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	79	(a)	10	11/2004	11.875	(b	)
05/98	US$	125.6		10	05/2008	9.125	(b	)
06/02	US$	71.4		4	07/2006	9.875	(c	)
08/03	US$	189.7		4	11/2007	11.875	(c	)
08/03	US$	220		7	11/2010	9.125	(c	)
08/03		$0.1	(d)	8	08/2011	10.375	(c	)
08/03	US$	148.1		8	08/2011	8.85	(c	)

(a)	Net of US$ 2 million repaid by Telefónica in December 2003.
(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.
(d)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to encumber or grant real property rights, except certain permitted charges, its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default that would allow obligees declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefónica´s bondholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default, as well as some information requirements, other than those related to non-payment of principal and interest.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, such company has met all obligations arising from the issuance of the above-mentioned debt instruments.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s US$1.5 billion Global Program or its equivalent and the commitments are those customary for these kind of transactions.

Telefónica´s Negotiable Obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of Telefónica´s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of Negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due 2004 upon conclusion of the exchange offers referred in Note 11.3.a) to the consolidated financial statements is 26% of the total initial principal amount.

Additionally, on September 2003, Telefónica purchased US$ 2 million of the issue launched in November 1994. Later on December 18, 2003 Telefónica repaid those negotiable obligations; therefore, the outstanding amount under such issue as of December 31, 2003 is US$79 million.

11.3.	Exchange Offer of Telefónica´s and Cointel´s negotiable obligations (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

On May 19, 2003 Telefónica´s Board of Directors approved offers to exchange outstanding negotiable obligations issued by Telefónica and Cointel for new notes issued by Telefónica, plus a cash payment.

a)	Exchange Offer of Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$368.5 million due in May 2008.

The holders who validly offered their notes reached for 73% of the total amount of the notes issued in November 1994 and a 66% of the outstanding amount of notes issued in May 1998. Therefore, on August 7, 2003, Telefónca issued new notes for a total amount of US$189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and paid US$52.1 million in cash. Additionally were paid US$12.5 million as interest accrued to that date.

b)	Exchange Offer of Cointel’s Negotiable Obligations

Cointel’s Negotiable obligations included in Telefónica´s exchange offer are Cointel´s Series “A” notes issued in July 1997 for US$ 225 million and Series “B” notes for 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, Telefónica issued Negotiable obligations for US$ 148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$ 24 million and 4.6 million (plus US$ 0.2 million and 0.1 million as interest accrued to that date) in exchange for Cointel’s Negotiable obligations (Series “A” and Series “B”). In addition, Telefónica issued Negotiable obligations for 0.1 million in pesos at an interest rate of 10.375% due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at a nominal rate of 8.85% for Cointel’s Series “B” notes. Additionally, as described in Note 12. to the consolidated financial statements, Telefónica transferred Cointel’s notes to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

Telefónica´s shareholders´meeting held on June 26, 2003 approved the issuance of the new Negotiable Obligations under the scope of the above exchange offers.

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

currencies, and delegated to Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

12.	FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and TISA’s (Cointel’s shareholder) financing. As of December 31, 2003, Cointel’s consolidated current assets are lower than Cointel’s consolidated current liabilities in the amount of 3,186 million, the latter including approximately 65% (2,560 million, which include 531 million corresponding to Cointel’s Negotiable Obligations held by TISA) of debt owed to TISA, as arise from Cointel’s consolidated financial statements.

The general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, Cointel and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 4. to the unconsolidated financial statements).

As of December 31, 2003, Cointel and Telefónica have financial and banking debts for the equivalent to 5,836 million (as arise from Cointel´s consolidated financial statements), 2,482 million of which are classified as non-current in the general balance sheet and are related to agreements that provide for the immediate enforcement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA’s parent company) has advised the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies (see Note 11.3 to the consolidated financial statements), including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s, Cointel’s and Telefónica’s ability to meet their short-term liabilities will depend on TISA continued refinancing of the loans granted to such companies, and on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company, Cointel and Telefónica or should the Company, Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company, Cointel and Telefónica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange for long-term debt (see Note 11. to the consolidated financial statements ) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be nor, consequently, whether the Company, Cointel and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

•	Cointel’s call option involving Telefónica Class “B” shares (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

On March 6, 1998 Cointel had granted Merryll Lynch International (“ML”) a call option on 40.2 million Telefónica´s Class “B” shares to be exercised on May 28, 2003, for an approximate value of US$ 6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, Cointel and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML might have acquired from Cointel 2.23 million TESA ADRs at the exercise price. As on May 28, 2003, the maturity date of the above-mentioned options, the TESA´s ADRs market price was below US$102.79, ML has not exercised the call option.

•	Telefónica’s long-term bank financing (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 314 million as of December 31, 2003. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

•	Telefónica’s financial instruments - Swaps (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

During September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 7,779 million Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

•	Telefónica’s financial instruments - currency future contracts (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

Telefónica uses currency future contracts ( to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003, Telefónica entered into currency future contracts known as non-deliverable forwards (“NDF”) with Deutsche Bank and Banco Santander Central Hispano, whereby the covered foreign currency positions are offset upon maturity of the respective contracts, because swaps are exchanged for the net resulting amounts amounting to US$25 million, maturing in April 2004. The guarantees granted by Telefónica for these operations amounted to US$1.4 million, equivalent to 7% of the notional value. These instruments are used to cover certain firm short-term payment commitments in dollars.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

At December 31, 2003, commitments of Telefónica covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)		Counterparty	Hedge maturity or closing date	Future exchange rate		Notional value (millions)
Interest 2007 Bonds	US$	11.2	Deutsche Bank	04/20/04	$	/US$ 2.965	US$	10.0
Interest 2004 Bonds	US$	4.8	Deutsche Bank	04/22/04	$	/US$ 2.960	US$	5.0
Interest 2010 Bonds	US$	10.0	Deutsche Bank	04/23/04	$	/US$ 3.00	US$	5.0
			BSCH	04/28/04	$	/US$ 3.00	US$	5.0

At December 31, 2003, there were no significant changes in the market value of the mentioned future contracts.

•	Telefónica’s financing with Related Parties (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

As of December 31, 2003, Telefónica and its subsidiary owed approximately 1,576 million (about US$538 million) to related parties, which mature between January 2003 and August 2004. These loans accrue interests at one-month LIBOR plus 8% per annum. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The related party creditor has advised Telefónica that until September 20, 2004, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended in force, shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, the Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from Cointel’s notes acquired by Telefónica under the Exchange Offer of Telefónica-Cointel’s notes upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in note 11.3 (“Exchange Offer of Telefónica-Cointel”), with the notes being immediately and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s principal financial debt to TISA as of that date for an amount equal to: i) the nominal value of Cointel’s notes denominated in U.S. dollars and acquired by Telefónica; plus (ii) the nominal value of Cointel’s notes denominated in Pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$ 1 = $3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of Cointel’s notes as interest accrued and unpaid until August 7, 2003. For that purpose, in the case of interest on Cointel’s Argentine peso-denominated notes the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA (accrued on the principal owed by the Telefónica to TISA and settled as described above).

Pursuant to the exchange transaction described in note 11.3., in August 2003 Telefónica is scheduled to assign, in principal at maturity plus accrued interest paid by Telefónica, an amount equivalent to US$ 174 million of Cointel’s notes (Series “A” and “B”) to TISA, which has settled financial debts of Telefónica in an equivalent amount.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

13.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

13.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424/01 from the NEP dated April 10, 2001, Joint Resolution No. 63/01 (Treasury Secretary) and No. 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the Banco Central de la República Argentina (“BCRA”) survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, Telefónica compensated such interest against taxes until the suspension described below. As of December 31, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

Under Decree No. 1,657/02, the NEP arranged to suspend from September 6, 2002 the payment of national tax liabilities with Public debt securities including the Patriotic Bond.

Subsequently, Decree No. 2,243/02 established an 80 million quota for the application of tax credits originated in the interest coupons related to the Public debt securities previously mentioned. In allotting this quota, the Treasury Secretary implemented monthly tenders in which the holders of the abovementioned securities could file bids to the Treasury Secretary for cancellation of national tax liabilities. Under that regime, the Treasury Secretary was in charge to allot the quota among such bids that proposed the largest amount of pesos until completing the referred quota. Through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the principal coupons corresponding to such bonds were included in the regime established by Decree No. 2,243/02. As concerns overdue outstanding principal coupons, Telefónica adopted the same policy as with interest coupons, by including them in the above mentioned tender and quota mechanism.

However, the tender regime described above has been suspended as from October 2003, as a result of Resolutions N° 134, 165 and 186 by the Treasury Secretary.

The last resolution mentioned above established the suspension of the tender regime for a term of 60 days counted as from the date of the publication in the Official Bulletin on November 26, 2003. Pursuant to the above mentioned Resolution, N° 186, in effect until January 28, 2004, Telefónica has not been able to utilize the interest or principal on its Patriotic Bond to obtain tax credits as from October 2003.

Telefónica has valued and disclosed its holding of the Patriotic Bond taking into account the events mentioned in the previous paragraph and considering that the Argentine Government has included it on the list of bonds eligible for sovereign debt restructuring (see Note 2.2.b) to the consolidated financial statements).

13.2.	TCC

During August 2001, under the legal framework of Decree No. 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into Argentine pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the CER being effective as from that date (the mentioned benchmark amounts to 46% as of December 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002,

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

under Decree No. 471/02) on the original nominal value balances and may be applied at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the Administración Federal de Ingresos Públicos (“AFIP”), whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of TCC issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The AFIP have regulated the above measure by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003, August 2003 and February 2004, Telefónica settled tax liabilities by applying the total amount of TCC corresponding to the first, second and third installment.

14.	FINANCIAL TRUST

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES AND OTHERS (figures according to Cointel’s consolidated financial statements as of December 31, 2003)

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution No. 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 0.7 million for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica’s Management and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica had reinstated more than 90% of the services affected by theft; c) there were sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps had been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica was reimbursing customers for non-service days and had timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the NEP and the SC have issued the following resolutions:

•	NEP Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 4. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

•	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

•	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. To date, not a single carrier has requested this service (See Note 9. to the consolidated financial statements).

16.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE PROGRAM

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options could be exercised no more than three times and the last was September 25, 2003. At the end of the program, the eligible shares under the Program were 17,481, which involved a total amount of 349,620 options that corresponded to a total of 11 executives of Telefónica. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for Telefónica, which was contracted with TESA, is 1.2 million euro. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries, social security taxes and other expenses” in Exhibit H.

Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditures to Telefónica. The options under the program corresponding to Telefónica’s and Telinver’s personnel as of December 31, 2003 and 2002 total 2,504,580 and 2,679,820 respectively, over a total amount of 96,330 and 103,070 shares, as of those dates.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

17.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

18.	TELEFONICA´S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) the segment related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

For the purpose of disclosing the above mentioned information required by Professional Accounting Principles, the Company includes the information related to operations of Telefónica and Telinver based on the Company’s equity interest in Cointel. See Note 2.2.b)2. to the unconsolidated financial statements.

	Basic Telephone Services		Yellow Pages and call centers	Consolidation adjustments (1)	Total
December 31, 2003

Net revenues to third parties	1,342		33	—	1,375
Net intersegment revenues	6		1	(7)	—

Total Net Revenues	1,348		34	(7)	1,375

Net Income for the year	197		6	—	203
Depreciation of fixed assets and intangible assets	652		3	—	655
Investment on Fixed assets and Intangible assets	103		—	—	103
Total Assets	4,105		56	(3)	4,158
Total Liabilities	2,698	(2)	73	(3)	2,768
Investments in subsidiaries	1		—	—	1

(1)	Corresponding to elimination of intersegment balances and operations.
(2)	Net of the liability related to Telefónica’s investment in Telinver.

19.	OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidates financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

FIXED ASSETS

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	Amount at beginning of year	Increases of the year (1) (2)	Net retirements (3)	Transfers	Amount at the end of year
Land	59	—	—	—	59
Buildings	869	—	(1)	2	870
Switching equipment	2,070	—	(13)	7	2,064
Transmission equipment	1,843	—	(2)	56	1,897
Network installation	3,768	—	—	3	3,771
Telephones, switchboards and booths	313	9	(10)	2	314
Furniture, software and office equipment	500	9	—	7	516
Automobiles	16	1	(4)	1	14
Construction in process	115	64	—	(72)	107
Materials	52	10	(17)	(6)	39
Prepayment to vendors	6	(1)	—	—	5

Total 2003	9,611	92	(47)	—	9,656

Total 2002	9,572	90	—	(51)	9,611

	Depreciation					Net book value as of December 31, 2003	Net book value as of December 31, 2002
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements of the year	Accumulated at the end of year
Land	—	—	—	—	—	59	59
Buildings	226	50	22	(1)	247	623	643
Switching equipment	1,494	10	169	(13)	1,650	414	576
Transmission equipment	1,085	10	161	(2)	1,244	653	758
Network installation	1,827	15	218	—	2,045	1,726	1,941
Telephones, switchboards and booths	294	5	21	(10)	305	9	19
Furniture, software and office equipment	431	1 - 3	51	—	482	34	69
Automobiles	16	5	—	(4)	12	2	—
Construction in process	—	—	—	—	—	107	115
Materials	—	—	—	—	—	39	52
Prepayment to vendors	—	—	—	—	—	5	6

Total 2003	5,373		642	(30)	5,985	3,671

Total 2002	4,713		676	(16)	5,373		4,238

(1)	In 2003 and 2002, capitalized interest in construction in process amounts to 4 million. See Note 2.2.f) to the consolidated financial statements.
(2)	In 2002, includes 15 million in construction in process corresponding to the capitalized exchange differences. See Note 2.2.f) to the consolidated financial statements.
(3)	In 2002, includes 2 million of real property intended for sale. See Note 2.2.d) to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

INTANGIBLE ASSETS

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	At beginning of year	Increases for the year	Decreases for the year	At end of year
License to use and trademarks	25	—	—	25
Assignment of rights	11	—	—	11
No competition clause	3	—	—	3
Deferred expenses	89	9	—	98
Licenses (Frequencies) (1)	29	—	—	29

Total 2003	157	9	—	166

Total 2002	150	13	(6)	157

	Depreciation					Net book value as of December 31, 2003	Net book value as of December 31, 2002
Main account	At beginning of year	For the year		Decrease for the year	Accumulated at end of year
License to use and trademarks	6	2		—	8	17	19
Assignment of rights	6	1		—	7	4	5
No competition clause	2	—		—	2	1	1
Deferred expenses	75	8	(2)	—	83	15	14
Licenses (Frequencies) (1)	24	1		—	25	4	5

Total 2003	113	12		—	125	41

Total 2002	94	21		(2)	113		44

(1)	The original values at the end of the year in 2003 and 2002, includes 23 million corresponding to “Goodwill” which net book value amount to nil at the end of year.
(2)	Includes 4 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Notes 2.2.g) and 11. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements, except otherwise indicated)

	December 31, 2003							December 31, 2002
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost (1)	Value by equity method	Book value	Book value
Current (2)

US Treasury Bonds	—	—	—		—	—	—	2

TOTAL CURRENT ASSETS							—	2

Noncurrent (3)

Other investments	—	—	—		—	—	7	6
Financial trust (7)	—	—	—		—	—	1	—
Subsidiaries and affiliates E-Commerce	Common	$1.0	6,000	(4)	17	1	1	3

TOTAL NONCURRENT ASSETS							9	9

TOTAL							9	11

	Information on the issuer according to the latest financial statements (5)
Denomination and features of securities	Issuer	Main business	Date	Capital stock (6)	Net loss	Shareholders´ equity	Percentage of participation of Telefónica on the capital stock and votes
Shares	E-Commerce	Direct or indirect participation in companies related to the communication business	12-31-03	24,000	(1.4)	4.4	50

(1)	Restated as described in Note 2.1. to the unconsolidated financial statements.
(2)	See Note 2.2.a) to the consolidated financial statements.
(3)	See Note 2.2.e) to the consolidated financial statements.
(4)	In shares.
(5)	Financial Statements for the six-month period ended December 31, 2003 approved by E-Commerce ‘ s Board of Directors on January 30, 2004, with auditor’s report by Abelovich, Polano & Asociados, dated January 30, 2004, without observations.
(6)	Information stated in pesos.
(7)	See Note 14. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

OTHER INVESTMENTS

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Book value
Main account and features	December 31, 2003	December 31, 2002
Current investments

Foreign currency deposits (1)	165	174
Local currency deposits	2	1
Mutual funds	1	—

Total	168	175

(1)	See Exhibit G.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

ALLOWANCES AND RESERVES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	December 31, 2003						December 31, 2002
Account	Balances at beginning of year	Increases of the year		Decreases of the year (1)		Balances at end of year	Balances at end of year
Deducted from current assets:

For doubtful accounts	190	33	(5)	(115	)(3)	108	190
For impairment in value and slow turnover	4	—		—		4	4

	194	33		(115)		112	194
Deducted from noncurrent assets:

For doubtful accounts	13	—		(9	)(3)	4	13
For impairment in value of Patriotic Bond (6)	—	30		—		30	—
For other receivables - net deferred tax assets (2)	1,563	—		(248)		1,315	1,563

	1,576	30		(257)		1,349	1,576

Total 2003	1,770	63		(372)		1,461

Total 2002	624	1,572		(426)			1,770

Included in current liabilities:

Contingencies	2	1		(1)		2	2

	2	1		(1)		2	2
Included in noncurrent liabilities:

Contingencies	80	30		—		110	80

Total 2003	82	31	(4)	(1)		112

Total 2002	101	44		(63)			82

(1)	Net of monetary gain (loss).
(2)	See Note 2.2.j) to the consolidated financial statements.
(3)	Includes 40 million of recovered doubtful accounts.
(4)	Includes 17 million in “Other expenses, net” and 14 million in “Financial income (loss) and holding income (loss) on liabilities, net” in the consolidated statements of operations.
(5)	Included in selling expenses in the consolidated statements of operations.
(6)	See Notes 2.2.b) and 13.1 to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

COST OF SERVICES PROVIDED (1)

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	December 31,
	2003	2002
Inventories at beginning of year	12	28
Purchases	12	9
Operating expenses (Exhibit H)	10	11
Holding losses	—	(9)

Subtotal	34	39
Inventories at end of year	(11)	(12)

Total (Note 3.1.l)	23	27

(1)	Includes cost of telephone directories and telephone equipment.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	December 31, 2003				December 31, 2002
	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (2)	Currency	Book amount (in million of Argentine pesos) (3)
ASSETS

Current assets
Investments	56	US$	2.93	165	52	US$	176

Trade receivables	6	US$	2.93	16	10	US$	32
	1	SDR	4.35	4	1	SDR	4

Other receivables (1)	10	US$	2.93	29	16	US$	53
	2	EURO	3.68	6	2	EURO	6
	1	BRL	1.07	1	—	—	—

Total current assets				221			271

Noncurrent assets

Investments	2	US$	2.88	6	3	US$	7

Other receivables	5	US$	2.93	13	6	US$	21

Total noncurrent assets				19			28

Total assets				240			299

LIABILITIES

Current liabilities

Trade payables	20	US$	2.93	58	21	US$	72
	2	SDR	4.35	7	3	SDR	11
	1	EURO	3.68	4	1	EURO	5
	—		£5.23	1	—		£1

Bank and other financial payables	1,111	US$	2.93	3,256	1,082	US$	3,670
	556		¥0.03	15	558		¥16
	1	EURO	3.68	4	1	EURO	4

Other payables	3	US$	2.93	10	2	US$	6
	1	EURO	3.68	4	2	EURO	5

Total current liabilities				3,359			3,790

Noncurrent liabilities

Bank and other financial payables	400	US$	2.93	1,171	513	US$	1,737
	3,371		¥0.03	92	3,890		¥112
	10	EURO	3.68	36	11	EURO	40

Other payables	4	US$	2.93	10	5	US$	16

Total noncurrent liabilities				1,309			1,905

Total liabilities				4,668			5,695

(1)	In 2003 and 2002, include 5 million and 8 million, respectively, corresponding to prepayments for purchases of fixed assets and materials.
(2)	Includes figures less than a million.
(3)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.1. to the unconsolidated financial statements.

US$:	US dollars
¥:	Yens
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds
BRL	Brazilian Reals

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	December 31, 2003					December 31, 2002
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total
Salaries, social security taxes and other expenses	135	27	22	—	184	220
Depreciation of fixed assets	588	46	8	—	642	676
Fees and payments for services	150	69	36	—	255	286
Directors’ and statutory auditors’ fees	—	2	—	—	2	2
Insurance	—	7	—	—	7	8
Material consumption and other expenses	25	2	2	—	29	43
Management fee	39	4	—	—	43	63
Transportation	5	1	1	—	7	8
Taxes, charges and contributions	17	1	5	—	23	24
Rentals	21	3	1	—	25	46
Commissions	—	—	11	—	11	14
Allowance for doubtful accounts	—	—	34	—	34	116
Recovery of doubtful accounts	—	—	(40)	—	(40)	—
Net book value of fixed assets retired	—	—	—	—	—	3
Depreciation of intangible assets (2)	3	1	—	—	4	17
Employee terminations	—	—	—	21	21	26
Tax on checking account credits and debits	—	14	—	—	14	23
Other	—	1	1	15	17	48

Total 2003	983	178	81	36	1,278

Total 2002	1,102	223	221	77		1,623

(1)	Includes 10 million and 11 million corresponding to cost of services provided of telephone directories and telephone equipment as of December 31, 2003 and 2002, respectively.
(2)	Not including 8 and 4 in 2003 and 2002, respectively, corresponding to depreciation of deferred expenses, which are exposed in financial income/(loss) in the consolidated statements of operations.

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated Financial Statements as of and for the years ended

December 31, 2003 and 2002

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Note 2.2. to the unconsolidated financial statements)

	December 2003	December 2002
CURRENT ASSETS

Cash and banks	—	3
Other receivables (Note 3.1.)	27	30

Total current assets	27	33

NONCURRENT ASSETS

Other receivables (Note 3.1.)	—	—
Intangible assets (Note 2.3.d)	—	—
Investments (Note 3.2.)	920	834

Total noncurrent assets	920	834

Total assets	947	867

CURRENT LIABILITIES

Financial payables (Note 3.4.)	1,731	1,854
Accounts payable	1	1
Taxes payable	2	1
Other payables	3	3

Total current liabilities	1,737	1,859

NONCURRENT LIABILITIES

Financial payables (Note 3.4.)	22	25

Total noncurrent liabilities	22	25

Total liabilities	1,759	1,884

SHAREHOLDERS’ EQUITY (per related statements)	(812)	(1,017)

Total liabilities and shareholders’ equity	947	867

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

to the unconsolidated financial statements

(See Note 2.2. to the unconsolidated financial statements)

	December 2003	December 2002
Equity interests in Section 33 - Law 19,550 (“LSC”) companies and related parties (Note 3.6.)	98	(1,280)

Other income relating to equity interests in Section 33 LSC companies and related parties, net (Notes 2.3.h) and 6.a)	40	57

Administrative expenses (Exhibit H)	(2)	(4)

Financial gains and losses

On assets (1)
Exchange differences (2)	—	2
Inflation loss on monetary accounts	—	(35)

On liabilities (3)
Exchange differences (2)	255	(587)
Interest (2)	(174)	(206)
Inflation gain on monetary accounts	—	2

Net income (loss) for the year before tax on minimum presumed income	217	(2,051)
Tax on minimum presumed income (Note 2.3.f)	—	(9)

Net income (loss) for the year	217	(2,060)

Net earnings (losses) per share for the year (Note 2.3.i) (4)	0.53	(5.09)

(1)	In 2002, corresponds mainly to current investments and other receivables.
(2)	Net of inflation effects. See Note 2.1. to the unconsolidated financial statements.
(3)	Corresponds mainly to financial payables.
(4)	Basic and diluted.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Note 2.2. to the unconsolidated financial statements)

	Shareholders’ contributions			Non-capitalized contributions			Retained earnings (losses)
Description	Capital stock authorized for public offering	Comprehen- sive adjustment to capital stock	Premium on Share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria- ted earnings (losses)	Total
Balances as of December 31, 2001	405	484	172	2	2	19	71	(54)	1,101

Balances modification (1)	—	—	—	—	—	—	—	(17)	(17)

Modified Balances as of December 31, 2001	405	484	172	2	2	19	71	(71)	1,084

Alignment of periods for valuation of Equity interests in Section 33 LSC companies and related parties (2)	—	—	—	—	—	—	—	(41)	(41)

Net loss for the year ended December 31, 2002	—	—	—	—	—	—	—	(2,060)	(2,060)

Balances as of December 31, 2002	405	484	172	2	2	19	71	(2,172)	(1,017)

Transition adjustment due to the application of the new accounting principles in Telefónica (3)	—	—	—	—	—	—	—	(12)	(12)

Net income for the year ended December 31, 2003	—	—	—	—	—	—	—	217	217

Balances as of December 31, 2003	405	484	172	2	2	19	71	(1,967)	(812)

(1)	See Note 2.2.j) to the consolidated financial statements.
(2)	See Note 2.3.c). to the unconsolidated financial statements.
(3)	See Note 2.1.a) to the consolidated financial statements.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Note 2.2. to the unconsolidated financial statements)

	December 2003	December 2002
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of year	—	3
Cash and cash equivalents at beginning of year	3	3

Decrease in cash and cash equivalents	(3)	—

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net income (loss) for the year	217	(2,060)

Adjustments to reconcile net income (loss) for the year to cash flows from operating activities:
Equity interests in Section 33 LSC companies and in related parties	(98)	1,280
Financial gains and losses, net	(81)	814
Minimum presumed income tax	—	9

Changes in assets and liabilities:

Other receivables (2)	3	(20)
Taxes payable	(1)	—
Other payables	—	(2)

Net cash provided by operating activities	40	21

Cash flows from financing activities:

Increase in financial payables	—	16
Payment of financial payables	—	(14)
Payment of interest	(43)	(23)

Net cash used in financing activities	(43)	(21)

Decrease in cash and cash equivalents	(3)	—

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 3 million in cash and banks as of December 31, 2002 (cash at the beginning of the year) and (ii) 1 million in cash and banks and 2 million in current investments as of December 31, 2001.
(2)	In 2002, net of 9 million related to the charge disclosed in the caption “Tax on minimum presumed income” in the statement of operations.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1.

to the unconsolidated financial statements.

1.	BUSINESS OF THE COMPANY

Telefónica Holding de Argentina S.A. (“the Company”) is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of December 31, 2003, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 7.2.a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.c) to the unconsolidated financial statements).

As of December 31, 2003, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 8.2. to the unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)´s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 8.2. to the unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 8.2. to the unconsolidated financial statements). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 11. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 6.c.(i) to the unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Restatement into constant pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This criteria was accepted under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 4. to the unconsolidated financial statements, on March 6, 2002, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with the professional accounting principles, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the NEP issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements restated to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the NEP issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV sets forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company for the year ended December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (according to the changes in the Argentine wholesale price index published by INDEC -Argentine Institute of Statistics and Census-) in compliance with the regulations issued by the NEP and the CNV.

In addition, the financial statements as of December 31, 2002, disclosed for comparative purposes, arise from the restatement of the amounts included in the financial statements as of such date in constant currency of February 28, 2003, and from applying the new accounting principles mentioned in Note 2.2. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and a decrease of 2.1% for the period March through September 2003.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in RT No. 6 as from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003. The summary of balance sheet and statement of operations for the year ended December 31, 2003 arising from applying the referred resolution by virtue of the variations in the wholesale price index for the period March through September 2003 is as follows:

Balance Sheet:
Current assets	27
Non current assets (1)	858

Total assets	885

Current liabilities	1,737
Non current liabilities	22

Total liabilities	1,759

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	(1,008)
Net income for the year (2)	134

Total Shareholders’ Equity	(874)

(1)	The effect of the application of the above-mentioned resolution upon the Company’s non current assets is mainly due to the Company’s equity interest in Cointel.
(2)	The effect of the application of the above-mentioned resolution upon the Company’s net income for the period is mainly due to the Company’s equity interest in Cointel and financial gains and losses.

The summary of balance sheet and statement of operations as of and for the year ended December 31, 2003 of Cointel arising from applying the referred resolution by virtue of the variations in the wholesale price index for the period March through September 2003 is as follows:

Balance Sheet:
Current assets	1
Non current assets (1)	2,023

Total assets	2,024

Current liabilities	1,304

Total liabilities	1,304

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	535
Net income for the year (1)	185

Total Shareholders’ Equity	720

(1)	The effect of the application of the above-mentioned resolution upon Cointel’s non current assets and net income for the period was mainly due to Cointel’s equity interest in Telefónica.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

In addition, all balances as of December 31, 2002, presented for comparative purposes would have been restated to recognize the effects of the changes in the currency purchasing power for the period March through September 2003.

2.2.	Accounting principles applied

The Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved, with certain amendments, by CPCECABA. The provisions contained in these resolutions are applicable to the Company for years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above RT to become effective for the years beginning on January 1, 2003 permitting its early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, with the amendments introduced by the CNV. See Notes 2.1. and 2.3. to the unconsolidated financial statements.

For purpose of the information requested by RT No. 18, the Company has identified that its most important operation segment is its indirect ownership interest in Telefónica. Additionally, the reportable segment information of Telefónica is disclosed in Note 18. to the consolidated financial statements.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD No. 5/2003, the CPCECABA approved RT No. 21 with some amendments. RT No. 21 is in force for the years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of these financial statements, the approval of the above mentioned RT is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of CNV gave rise to changes in valuation and presentation criteria, which have been booked by the Company and Cointel, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the year and its effect on the comparative information has not been significant.

2.	Deferred tax

Until the year ended December 31, 2002, the Company determined its income tax expenses, in the event there were taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. See Note 2.3.f) to the unconsolidated financial statements.

The effects on Telefónica arising from the application of changes in valuation criteria related to the application of the new standards, additional to the above mentioned changes, are described in Notes 2.1. and 2.2.j) to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

b)	Changes in presentation criteria

1.	Goodwill on investment in Cointel

According to RT No. 19, in the unconsolidated financial statements as of December 31, 2003 and 2002, the Company included the goodwill in the caption “Investments” and its depreciation is disclosed under the caption “Equity interests in Section 33 LSC companies and related parties”. Additionally, in the consolidated financial statements as of such dates, the Company presents the goodwill on its investment in Cointel in a specific caption of the consolidated balance sheet segregated from the caption “Intangible assets”. The corresponding depreciation is disclosed in the consolidated statement of operations under the caption “Depreciation of goodwill on investment in Cointel”.

2.	Proportionate consolidation

RT No. 4 “Consolidation of financial statements”, modified by RT No. 19 requires that companies having “Joint control” over other companies present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has “Joint control” over Cointel according to RT No. 5, modified by RT No. 19, the Company has consolidated (in proportion to its equity interest in Cointel), line by line, their balance sheets as of December 31, 2003 and 2002, and their statements of operations and cash flows for the years ended on December 31, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and their subsidiaries Telefónica and Telinver as of such dates.

2.3.	Valuation methods and additional information

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.1. to the unconsolidated financial statements, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Note 2.2. to the unconsolidated financial statements).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Notes 2.2., 9., 12. and 13. to the consolidated financial statements and 4. and 6.c.(ii) to the unconsolidated financial statements). All Management estimates have been made considering such regulations. The effects of any additional measures that could be implemented by the Government, will be considered in the financial statements when they become known by the Company’s Management.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Cash and banks

•	In local currency: at nominal value.

•	In foreign currency: at nominal value, translated at the exchange rate prevailing as of each year-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each year (see Note 2.3.h) to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

b)	Other receivables and payables (except financial payables)

- In local currency: at nominal value, plus the financial results accrued as of the end of the year, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

Pursuant to RT No. 17 and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2003 and 2002 this rate stood at approximately 1% nominal per annum.

- In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, which do not differ significantly from the measurement at discounted value based on the rate of the transaction. The respective detail is included in Exhibit G. Exchange differences have been charged to income of each year (see Note 2.3.h) to the unconsolidated financial statements).

c)	Long-term investments

- Ownership interests in related parties valued by the equity method:

The investment in Cointel as of December 31, 2003 and 2002, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of December 31, 2003 and 2002, respectively, restated as described in Note 2.1. to the unconsolidated financial statements. In the first quarter of 2002, the Company eliminated the six-month lag in computing its participation in Cointel’s equity that existed until 2001. The effect of the elimination of the three-month lag and the above mentioned alignment of periods gave rise to a 41 million (restated as described in Note 2.1. to the unconsolidated financial statements) decrease in unappropriated earnings as of December 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity interest in Cointel was calculated considering the Company’s equity participation on Cointel’s income for the years ended December 31, 2003 and 2002, after deducting Cointel’s accrued preferred dividends as of such dates (see Note 2.1. to the unconsolidated financial statements). See Notes 2.2.f) and j) to the consolidated financial statements regarding the recoverability of significant assets related to the booked value for the investment in Cointel as of December 31, 2003.

Additionally, as mentioned in Note 2.2.b)1. to the unconsolidated financial statements, the caption “Investments” includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the caption “Equity interests in related parties”. The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.1. to the unconsolidated financial statements.

The analysis of the recoverability of the Company’s goodwill related to its investment in Cointel as of December 31, 2003, which amounts to 531 million has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, whether the amount booked of such goodwill as of December 31, 2003 is fully recoverable will depend on the final effect that the outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on the economic and financial equation of such companies.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 4. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this Note.

On the basis of financial information furnished by Atco to the Company, as of December 31, 2003 and 2002, Atco presents negative shareholders’ equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter’s negative shareholders’ equity, the Company valued its investment in Atco by the equity method up to the limit of the committed contributions as of December 31, 2003 and 2002, recording, consequently, its investment in Atco at nil.

Additionally, as of December 31, 2003 and 2002, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 5.c) to the unconsolidated financial statements).

- Other investments valued at cost:

Corresponds to one common share of $1 nominal value of Vigil Corp S.A. (“Vigil”), and one common share of $1 nominal value of Temarsa, valued at $1 each. (See Note 5.d) to the unconsolidated financial statements). As of December 31, 2003 and 2002, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated as described in Note 2.1. to the unconsolidated financial statements.

d)	Intangible assets:

The issuance costs of Negotiable Obligations, which are being depreciated over the remaining life of the related financial payables. The issuance costs of Negotiable Obligations are restated as explained in Note 2.1. to the unconsolidated financial statements. As of December 31, 2003, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.2 million, which will be fully depreciated in February 2007. See Note 11. to the unconsolidated financial statements.

e)	Financial payables:

In foreign currency: at nominal value plus interest accrued as of December 31, 2003 and 2002, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year calculated at the contractual interest rate in effect as of such dates. The respective detail is included in Exhibit G. Exchange differences have been charged to income (loss) of each year.

f)	Income tax and tax on minimum presumed income

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17.

Deferred tax assets result mainly from the temporary differences arising from tax loss carryforwards, and the tax treatment given to exchange differences generated by financial payables in foreign currency and to interests generated by financial liabilities.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account projected fiscal income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore,

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

due to the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Note 4. to the unconsolidated financial statements), the Company’s probability of recovering deferred tax credits was significantly affected. Consequently the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

Law No. 25,561 further provides that, in the first fiscal year ending after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss subject to the regime described in the preceding paragraph, which take into account differences between the exchange rate prevailing as of that year-end and a $1.40 to US$1.00 exchange rate.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 41 million were computed for tax purposes in the year ended December 31, 2002, while the remaining amount will be carried forward and applied for tax purposes in equal amounts over the next four years, accordingly to the related legislation.

For the year ended December 31, 2003, the Company has estimated a taxable income of approximately 64 million that will be fully offset with tax loss carryforwards existing at the beginning of the year. For the year ended December 31, 2002, the Company determined the existence of income tax loss carryforwards

Additionally, as of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 1,398 million (historical value), before the offset of the taxable income for the fiscal year 2003, which can be used to offset eventual future income tax as follows:

Available until	Tax loss carryforward (in millions of pesos)
2004	54
2005	166
2007	1,178

	1,398	(1)

(1)	Includes 175 million of specific income tax loss carryforwards from disposing of shares and derivative contracts and 1,223 million of general income tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	December 31, 2003		December 31, 2002
Deferred tax assets
Common income tax loss carryforwards	406	(1)	431
Specific income tax loss carryforwards	61		62
Exchange differences deductible in future fiscal years	43		57
Other	—		1

Subtotal deferred tax assets	510	(2)	551	(2)
Allowance for deferred tax assets	(510	)(2)	(551	)(2)

Total net deferred tax assets	—		—

(1)	Net of 22 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2003.
(2)	As of December 31, 2003 and 2002, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant.

The following is the reconciliation of the income tax as charged to the statement of operations (that has been nil in both years) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December 31, 2003	December 31, 2002
Net income (loss) before tax at statutory income tax rate	76	(721)
Permanent differences:
(Income) loss on equity investments	(48)	434
Goodwill depreciation	13	13
Inflation restatement effect	—	(110)
Variation of allowance for deferred tax assets	(41)	—
Non-deductible expenses	—	2
Allowance for deferred tax assets	—	382

Total income tax	—	—

Additionally, the Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets as of the end of the year, valued according to the tax regulations in effect. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the years ended December 31, 2003 and 2002, the Company has determined charges for the tax on minimum presumed income of 0.3 million and 0.2 million, respectively, which were included in the statement of operations as of each year. Additionally, as of December 31, 2002, the Company´s Management had estimated that the accumulated tax on minimum presumed income as of December 31, 2001 of approximately 7.4 million (at historical value) was not recoverable and has been included in the caption “Tax on minimum presumed income” of the statement of operations for the year ended December 31, 2002.

g)	Shareholders’ equity accounts

•	Capital stock: disclosed at nominal value. See Note 8.1. to the unconsolidated financial statements. The adjustment required to restate this account as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to capital stock”.

•	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

•	Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to irrevocable capital contributions”.

•	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

•	Legal reserve and Unappropriated earnings: they have been restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

h)	Statement of operations accounts

Statement of operations accounts for the year ended December 31, 2003, are valued and restated as described in Note 2.1. to the unconsolidated financial statements as follows:

•	Accounts accumulating monetary transactions during the course of the year have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions.

•	Charges for goodwill depreciation and depreciation of issuance costs of Negotiable obligations are computed based on the restated amounts of such assets.

•	“Financial gains and losses, net” are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

•	“Equity interests in Section 33 LSC companies and related parties” was calculated according to item c) of this note.

•	Under the caption “Other income relating to equity interests in Section 33 LSC companies and related parties, net” the Company includes the amounts billed to TESA Arg. under the agreement described in Note 6.c.(i) to the unconsolidated financial statements, for its compliance with the obligations or the provision of services agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement, and have been restated as described in Note 2.1. to the unconsolidated financial statements.

Statement of operations accounts for the year ended December 31, 2002, were determined based on similar standards. Additionally, for comparative purposes with the statement of operations for the year ended December 31, 2003, the statement of operations for the year ended December 31, 2002, has been restated taking into account the variations in the currency purchasing power as described in Note 2.1. to the unconsolidated financial statements.

i)	Net earnings (losses) per share:

The Company calculates the net earnings/(losses) per share on the basis of 30,427,328 common shares with a face value of $1 and five votes per share and 374,302,032 common shares with a face value of $1 and with a vote per share.

2.4.	Amounts expressed in millions of Argentine pesos

Until the nine-month period ended September 30, 2002, the Company disclosed the amounts included in the financial statements in Argentine pesos. As from the end of the year ended December 31, 2002, the Company discloses the amounts contained in these financial statements in millions of Argentine pesos.

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of December 31, 2003 and 2002 and of the statement of operations for the years ended December 31, 2003 and 2002 were made up as follows, restated as described in Note 2.1. to the unconsolidated financial statements (foreign currency balances are presented in Exhibit G):

3.1.	Other receivables

	December 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Tax credits	—	—	1	—
Receivables from Section 33 LSC companies and related parties - TESA Arg. (1)	27	—	29	—
Deferred income tax assets (2)	—	510	—	551
Allowance for other receivables - deferred income tax assets (Exhibit E)	—	(510)	—	(551)

Total	27	—	30	—

(1)	Accruing no interest. See Note 6.c.(i) to the unconsolidated financial statements.
(2)	See Note 2.3.f) to the unconsolidated financial statements.

3.2.	Noncurrent Investments

	December 31, 2003	December 31, 2002
Investment in Cointel - shares (Exhibit C)	389	264
Goodwill - Cointel (1)	531	570

Total	920	834

(1)	See Notes 2.2.b)1. and 3.3. to the unconsolidated financial statements.

3.3.	Goodwill on investment in Cointel:

	Original value	Depreciation			Net book value
	At beginning/ end of year	At beginning of year	For the year	Accumulated at end of year
Year ended December 31, 2003	804	234	39	273	531

Year ended December 31, 2002	804	195	39	234	570

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

3.4.	Financial payables

	December 31, 2003				December 31, 2002
	Current		Noncurrent		Current	Noncurrent
Accounts payable to Section 33 LSC companies and related parties - TISA	1,730	(1)	—		1,853	—
Negotiable Obligations	—		22	(2)	—	25
Interest accrued on negotiable obligations	1		—		1	—

Total	1,731		22		1,854	25

(1)	With a one-month term maturity, accruing interest at a nominal rate of 10.1875% per annum. See Note 6.c.(ii) to the unconsolidated financial statements.
(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 11. to the unconsolidated financial statements.

3.5.	Aging of assets and liabilities as of December 31, 2003:

	Assets	Liabilities
	Receivables (1)	Loans (2)		Other payables (3)
Without maturity date	27	—		3

Maturing:
Up to three months	—	1,731	(4)	3
More than three and up to four years	—	22		—

Subtotal	—	1,753		3

Total	27	1,753		6

(1)	Not including deferred tax assets and its related allowance.
(2)	Includes financial payables. Accrue interests at a weighted average rate of 10.18%.
(3)	Includes total liabilities except financial payables.
(4)	Includes 1,730 of accounts payable to Section 33 LSC companies and related parties. See Note 6.c.(ii) to the unconsolidated financial statements.

3.6.	Equity interests in Section 33 LSC companies and related parties - gain (loss)

	December 31, 2003	December 31, 2002
Equity interest - Cointel	137	(1,241)
Goodwill depreciation - Cointel	(39)	(39)

	98	(1,280)

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

4.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO IN 2002 AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the NEP to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $1). As of December 31, 2003 the increase was 193% (US$ 1 = $2.93).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were converted at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were converted at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient “CER” (that will be published by the BCRA; such coefficient is applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index “CVS”, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the BCRA will be applied.

(d)	the Law on Public Emergency and Exchange System Reform established the de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the NEP to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of to the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market,

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participation institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to cancel the debt does not exceed the current value of the debt percentage that is being cancelled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause up to March 31, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the NEP considers the financial emergency to be concluded;

(h)	under Law No. 25,820, the duration of declaration of the national public emergency situation was set until December 31, 2004.

(i)	Decree No. 1,269/02 suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law (“LSC”) No. 19,550, until December 10, 2003. On December 23, 2003, the NEP issued Decree No. 1,293/03, which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

Some of these regulations, which directly and indirectly affect the Company’s and its related companies’ business relations, have been challenged in legal actions by third parties, to which neither the Company nor its related companies are party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be considered in the financial statements when they become known by the Company’s Management.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 31, 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by the INDEC.

The effects of the emergency governmental measures and current economic situation of Argentina, over the Company’s shareholders’ equity including, the Company’s investment in Cointel and related goodwill, and on the Company’s financing plan, are further disclosed in Notes 9, 2.3.c) and 6.c.(ii) to the unconsolidated financial statements, respectively. Additionally, the respective effects over certain Telefónica’s noncurrent assets and the Company’s, Cointel’s and Telefónica’s financing plan are disclosed in Notes 2.2., 9., 12. and 13. to the consolidated financial statements.

5.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

Related parties in which the Company holds interest as of December 31, 2003

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

December 31, 2003, the Company’s interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel’s total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 7.2.a) to the unconsolidated financial statements), and about 40.2 million Class “B” shares which represents approximately 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica´s capital stock 64.8%. See Note 4. to the consolidated financial statements.

As of December 31, 2003, Cointel carries accumulated losses amounting to 2,408 million. Consequently, Cointel is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree No. 1,293/03, dated December 23, 2003, extends the suspension of the enforcement of Section 206 of the LSC established by Decree No. 1,269/02 until December 10, 2004 (see Note 4. to the unconsolidated financial statements). The Company’s Management is continually analyzing Cointel’s financial position and will assess the measures that could be required in the future according to the legal framework in effect.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1 to the unconsolidated financial statements). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1 to the unconsolidated financial statements), related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2003, the Company’s ownership interest in Atco amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) LS4 Radio Continental S.A., a radio station and c) broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 7,910 pesos (restated as described in Note 2.1. to the unconsolidated financial statements) related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2003, the Company’s ownership interest in AC amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of financial information furnished by AC as of December 31, 2003, such transaction does not modify the recoverable value of the Company’s investment in AC. Consequently, the Company has maintained its investment in AC valued at nil (see Note 2.3.c) to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies. See Note 2.3.c) to the unconsolidated financial statements).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 10, 2003. Under this agreement, Vigil and Ambit S.A. were dissolved without liquidation and were merged into Temarsa. As a result of the merger, Temarsa’s capital stock was increased by $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of $1 nominal value each and entitled to one vote per share. Such shares will be exchanged for those held by the shareholders of the two other companies at the following ratio: for each share of Vigil each shareholder will receive 0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder will receive 0.58 shares of Temarsa.

6.	OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 LSC COMPANIES AND RELATED PARTIES

a)	The transactions made with Section 33 LSC companies and related parties during the years ended December 31, 2003 and 2002 (restated as described in Note 2.1. to the unconsolidated financial statements in millions of Argentine pesos), are as follows:

	Income (loss)
	Interest expense(4)		Other income relating to equity interests in Section 33 LSC companies and related parties, net
Company	2003	2002	2003		2002
TESA Arg. (1)	—	—	40	(3)	57	(3)
TISA (2)	(172)	(204)	—		—
Telefónica (2)	—	1	—		—

	(172)	(203)	40		57

(1)	See Note 6.c.(i) to the unconsolidated financial statements.
(2)	See Note 6.c.(ii) to the unconsolidated financial statements.
(3)	Net of turnover tax.
(4)	Net of inflation effects.

b)	During the years ended December 31, 2003 and 2002, the Company did not collect any dividends from its investments in Section 33 LSC companies and related parties.

c)	Additionally to the transactions mentioned in Notes 1. and 8. to the unconsolidated financial statements, the other related party transactions are the following:

(i)	On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TESA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the years ended December 31, 2003 and 2002, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 40 million and 57 million for such years, respectively, and were included in “Other income relating to equity interests in Section 33 of the LSC companies and related parties, net “ in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27 million and 29 million as of December 31, 2003 and 2002, respectively, are included as “Other receivables - Receivables from Section 33 of the LSC companies and related parties - TESA Arg.” in the balance sheets as of December 31, 2003 and 2002, respectively.

(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable obligations, as described in Note 11. to the unconsolidated financial statements and the repayment of the interest accrued and outstanding as of such repurchase dates.

According to the above mentioned, as of December 31, 2003 the balance of the principal related to TISA´s loan, after the interest capitalization mentioned above, amounted to US$582 million (equivalent to 1,706 million as of December 31, 2003). As of December 31, 2003 the accrued non capitalized interests are US$ 1.5 million (equivalent to 4 million as of December 31, 2003). In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in this Note against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2003, the book value of such loan amount to US$6.7 million (equivalent to 20 million as of December 31, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

As of December 31, 2003, the Company’s current assets are lower than current liabilities for an amount of 1,710 million, the latter including approximately 99% (1,730 million) of debt owed to the Company’s controlling company.

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Notes 2.3.c) and 4. to the unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus if possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short-term liabilities will depend on TISA continued refinancing of the loans granted to the Company, and on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be, or consequently, whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

7.	COMMITMENTS AND CONTINGENCIES

7.1.	Distribution of accumulated income restriction

In accordance with the LSC, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

As of December 31, 2003, the Company carries accumulated losses in the amount of 1,967 million that includes a net income for the year then ended in the amount of 217 million. As provided for by section 71 of LSC, such net income cannot be distributed until prior-years accumulated losses are absorbed.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

7.2.	Other restrictions

a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of December 31, 2003, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the SC) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class “A” shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b)	The Company has requested approval of certain transactions from the Comfer, including the acquisition of an equity interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

c)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 6.c.(ii) and 11. to the unconsolidated financial statements.

7.3.	Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of December 31, 2003, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

7.4.	Litigation

As of December 31, 2003, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of December 31, 2003.

8.	CAPITAL STOCK

8.1.	As of December 31, 2003 the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 8.2. of this note, which has been approved by the CNV´s Resolution No. 14,060 and registration in the Public Registry of Commerce, as of the date of issuance of these financial statements, is pending, was comprised of:

	Subscribed and paid in (historical value)
Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Capital Stock authorized for public offer	404,729,360	(1)

(1)	Should the situation of negative shareholders’ equity remain unchanged beyond June 30, 2004, the Buenos Aires Stock Exchange will have to solve about the Company’s authorization to make public offering of its shares, according to clause d) of section 42 of quotation regulations of such entity.

As a consequence of the transactions described in Note 1. to the unconsolidated financial statements and section 8.2. of this note, as of December 31, 2003, the principal shareholder of the Company is TISA, which owns 99.96% of the Company’s capital stock.

8.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. to the unconsolidated financial statements. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note, calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff Date”) divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders’ Meeting of the Company delegated in the Company’s Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. The Company’s voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 11. to the unconsolidated financial statements.

On the other hand, the General and Special Shareholders’ Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company’s Board of Directors decided that the Cutoff Date for establishing the redemption technical accounting value for the Company’s shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company’s Board of Directors determined that on December 21, 2001, the period for participating in the Company’s voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class “B” shares (“the Shares”).

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders’ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company’s name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On May 28, 2001, the NEP issued Decree No. 677/01 under which TISA could make a statement of acquisition of residual interests involving all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the statement of acquisition of residual interests, which affected the whole of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare as a preventive measure, the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The CNV understands that the referred injunction prevents the acquisition of the residual interests relating to the shares held by any shareholders other than the one who filed the constitutional protection action. The Company has answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. As of the date of issuance of these financial statements, the Company is still awaiting a determination of the issue.

9.	NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2003, the Company carries accumulated losses amounting to 1,967 million and negative shareholders’ equity amounting to 812 million. Due to such situation, the Company is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 (see Notes 4. and 6.c.(ii) to the unconsolidated financial statements). On December 23, 2003, the NEP issued Decree No. 1,293/03 which extends the suspension established by Decree No. 1,269/02 until December 10, 2004. The Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the above mentioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

On April 10, 2002, the Company’s General Shareholders’ Meeting approved a resolution requiring that 5%, or 179,210 pesos, of the December 31, 2001, year-end realized earnings be set aside into the legal reserve. However, since the Company carried during 2002 accumulated losses exceeding such amount, the Company’s Board had decided not to create such legal reserve. Such decision was approved by the Company’s General Ordinary and Special Shareholders’ Meeting of April 22, 2003.

10.	AUDIT COMMITTEE

The Company’s Board, during its December 17, 2002 meeting, created an Audit and Control Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional two-member commission will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary and Special Shareholders’ Meeting approved the inclusion of Section 10 bis in the Company’s by-laws. This Section instructs that the Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. In addition, it instructs that the Audit Committee shall abide by the provisions set forth by the Public Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules. On July 11, 2003, the modification on the Company´s by-laws was registered with the Justice General Inspection (“IGJ”).

On May 28, 2003, the Company communicated the authorities about the Audit Committee: i) the structure definition and the minimum conditions to qualify as a member thereof; ii) the planning of the main tasks to be performed and the necessary means for proper functioning, and iii) the training plan for its members. In that sense, the Company’s Board of Directors stated that the referred Committee shall be formed by three or more

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

members of the Board of Directors, all of which shall be independent directors in accordance with the conditions determined by the CNV. The Audit Committee shall be elected by the Board of Directors by proposal of the Board’s President, and have the duties designated by applicable rules and regulations and especially those assigned by the Shareholders’ Meeting or the Board of Directors, which will be registered into its Internal Regulation. The Audit Committee shall be empowered to establish its own Internal Regulation, which shall be subsequently reported to the Board.

11.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders’ Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders’ Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)
Principal amount (in millions)	Principal amount repayment	Interest rate%	Payment of interest	Situation as of December 31, 2003
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of December 31, 2003, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company’s shares to TESA, as explained in Note 1. to the unconsolidated financial statements, that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and having paid 176.5 million (historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 6.c)(ii) to the unconsolidated financial statements. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 8.2. to the unconsolidated financial statements, the Company would have to obtain a new consent from the noteholders. On October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with the above-described issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 6.c.(ii) to the unconsolidated financial statements).

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

12.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a Federal Court (Juzgado Nacional de Primera Instancia en lo Criminal de Instrucción N° 22), related to the claim No. 78,241/2002, requiring the filing with the court of its corporate books for periods on or after July 1999. Because the Company is not party in that claim and has not been advised of the matters investigated in such claim, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

As the above mentioned corporate books were held by the Federal Court, the Company had new books rubricated as from October 9, 2003.

13.	ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company´s financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentina GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America (US GAAP).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT C

1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	2003						2002
Issuer	Class	Face value	Amount	Inflation adjusted cost	Value by equity method	Book value	Book Value
NONCURRENT INVESTMENTS (2)

Investments valued by the equity method:

Cointel – shares	Common Class “A”	0.1	2,245,384,140
	Common Class “B”	0.1	407,817,358

		Total investment in Cointel		1,822	389	389	264

Atco – shares	Common	1	82,824,771	255	—	—	—
AC – shares	Common	1	3,600	—	—	—	—

Other investments

Vigil – shares	Common	1	1	—	—	—	—

Temarsa - shares	Common	1	1	—	—	—	—

Total noncurrent investments						389	264

(1)	See Note 2.3. to the unconsolidated financial statements.
(2)	See Notes 2.3.c) and 5. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT C

2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements) (Contd.)

	Information on the issuer					Total % held of capital
	Main business	Latest financial statements
Issuer		Date	Common capital stock (2)	Net income	Shareholders’ equity
NONCURRENT INVESTMENTS

Cointel	Investments	12-31-03	531	277	823	50.0	%(3)

	Year-end	Financial statements used for valuation by the equity method
Issuer		Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type
NONCURRENT INVESTMENTS

Cointel	12-31	12-31-03	12 months	02-10-04	Audit	Qualified	(4)

(1)	See Note 2.3. to the unconsolidated financial statements.
(2)	Corresponds to face value.
(3)	Over common capital stock as of December 31, 2003, preferred capital stock (over which the Company has no ownership interest) amounts to 40 million.
(4)	Includes a qualified opinion related to the uncertainty of the recoverability of the amount booked of certain noncurrent assets as of December 31, 2003, and Cointel’s and Telefónica’s ability to continue as a going concern.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 (1)

ALLOWANCES AND RESERVES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	2003				2002
Account	Balances at beginning of year	Increase for the year	Decrease for the year (2)	Balances at end of the year	Balances at end of the year
Deducted from noncurrent assets:

For other receivables - deferred tax assets	551	—	(41)	510	551

Total 2003	551	—	(41)	510

Total 2002	169	474	(92)		551

(1)	See Note 2.3. to the unconsolidated financial statements.
(2)	Net of monetary gain (loss).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

FOREIGN CURRENCY LIABILITIES (1)

	2003			2002
Account	Amount in foreign currency (in millions of US$)	Exchange rate (2)	Book amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of pesos) (3)
Current liabilities

Financial payables	591	2.93	1,731	546	1,854
Other payables	1	2.93	3	1	3

Total current liabilities	592		1,734	547	1,857

Noncurrent liabilities

Financial payables	8	2.93	22	8	25

Total non current liabilities	8		22	8	25

Total liabilities	600		1,756	555	1,882

US$: US dollars.

(1)	See Note 2.3. to the unconsolidated financial statements.
(2)	See Note 4. to the unconsolidated financial statements.
(3)	Amounts restated as described in Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 (1)

INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550 FOR

THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Administrative expenses
Account	2003	2002
Fees for professional services	1	1
Maintenance and office rental	—	2
Other	1	1

Total	2	4

(1)	See Note 2.3. to the unconsolidated financial statements.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant’s Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) for the years ended December 31, 2003 and 2002. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles adopted by the National Securities Commission (Comisión Nacional de Valores, “CNV”), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Note 2.1. to the unconsolidated financial statements.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in the Note mentioned in the preceding paragraph. References to “in current terms” are to figures not restated by inflation.

Multiple Holding Company Structure

The Company is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of December 31, 2003, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 7.2.a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.c) to the unconsolidated financial statements).

The Company looks to TESA’s global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of December 31, 2003, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 8.2. to the unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)´s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 8.2. to the unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the

3

Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH Acquisition Co. (“ACH”), and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 8.2. to the unconsolidated financial statements). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 11. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 6.c) (i) to the unconsolidated financial statements.

As of the date of issuance of the accompanying financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the Current Economic Situation in Argentina

Following the institutional, political, economic, financial and social crisis of December 2001 which caused the National President Fernando De la Rúa to resign, after a succession of several substitutes the National Congress appointed a transition government headed by Eduardo Duhalde, who handed over power to the current national President, Néstor Kirchner, in May 2003. The presidential elections had taken place on April 27, 2003 and the candidate and former president Carlos Menem had won in the first round with only 24% of the votes, followed by Néstor Kirchner with a difference of only two points, thus requiring a run-off election. However, Carlos Menem decided to resign to his candidacy before the run-off, and his opponent automatically became winner of the election.

In November 2003 the election process was concluded. This process involved the election of provincial governors, municipal mayors, national legislators (both representatives and senators) and local legislators, who took office on December 10, 2003, and caused the Peronist Party to gain control of 16 out of 24 governorships and the alignment of Corrientes and the City of Buenos Aires. Therefore, the Peronist Party could be featured as hegemonic, as it also has absolute majority in both chambers of the National Congress.

In sum, President Kirchner’s consolidation in power, despite having been elected with only 22% of the votes, cleared the institutional scenario, and his decision to keep Roberto Lavagna as Ministry of Economy has ensured the continuation of the economic policies. In the economic field proper, there was an extremely favorable international scenario combined with enhanced prospects driven by the change of President, the foreign exchange rate stability and increased economic activity.

The high international prices of commodities boosted on the positive effect of the high exchange rate on agricultural producers, in a year with record-high crops. In addition to contributing to economic growth, this led to a significant supply of foreign currency that resulted in a decrease in the exchange rate during the year (to $2.93 per US dollar from $3.37 per US dollar). In view of the strong inflow of foreign currency and the lower demand due to the better prospects, the Banco Central de la República Argentina (“BCRA”) recurrently intervened in the market to maintain the exchange rate from $2.80 to $3.00 per US dollar, a level that continued favoring import substitution and exports. By doing so, the BCRA also managed to recompose its Liquid Reserves, which increased by US$4,000 million at year-end. Based on this exchange rate and the increase in internal demand it was estimated that the Gross Domestic Product (GDP) would grow in excess of 7% during 2003, establishing a higher threshold for economic expansion during 2004. If the current activity levels remain steady, a 3.3% growth rate is anticipated for 2004.

Although the increase in activity in early 2003 was focused on the construction, industry and agriculture sector, as the year progressed it expanded to the rest of the sectors. Since October 2003 all sectors have grown in comparison to 2002. The recovery in the activity levels was reflected in tax collections, added to the positive effect already experienced in withholding amounts. Therefore, despite the increase in expenditures the National Government ended the year with a primary surplus of 2.5% of the GDP, which exceeded the target set in the agreement entered into with the International Monetary Fund (“IMF”).

The effects of the increase in activity levels and better prospects was also reflected in the financial sector. The Merval closed above 1,000 points and had a cumulative expansion in excess of 90% in 2003. In addition to the growth forecasts, the low international interest rate was also of critical importance in the evolution of the referred

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stock market index. Besides, deposits also increased despite the drop in interest rates because of international interest rates and a lower perception of risk by depositors. Liquidity in the economy measured as a percentage of the GDP is near the average levels prevailing during the convertibility period.

In this context, the lower exchange rate and the continued freeze on tariff rates caused prices to change slightly: at retail levels, the inflation rate stood close to 4.0% at year-end, while at wholesale levels inflation closed the year reaching almost 2.0%.

These improvements in the economy, which occurred mainly after the May elections, still need to be supported by substantive solutions to the numerous yet unsolved problems derived from the disorderly exit from the convertibility system.

Certain adverse events also took place concurrently with the positive events mentioned above which also require the Government’s attention as they could, inter alia, hold back economic performance in the medium term, namely: (i) a strong increase in the money supply for maintaining the exchange rate; (ii) the movement of the economy is cash-dependent, due to the shortage of credit; (iii) the relationship between the price of durable goods and real property and the low salaries hampers the demand for credit; (iv) the growth in exports is mainly price-driven and focused on commodities, in particular in crops and oil sub-products; industrial exports do not react despite the high real exchange rate.

The following issues are still pending solution : (i) the restructuring of the financial system, including the closedown of institutions or the capitalization of those institutions with insufficient net worth; (ii) the elimination of the prohibition to carry out judicial foreclosures; (iii) the renegotiation of utility contracts and adjustment of rates; (iv) the double severance payment in case of dismissal; and (v) the reinstatement of a set of “rules of play” that allows to regain the investors’ confidence.

Forecasts on the exchange rate show a relative stability of the Peso against the US Dollar as compared to current levels. The supply of foreign currency due to trade surplus and the inflow and repatriation of capitals will continue to compensate the weak private demand in the exchange market and residual capital outflow, with the market being balanced by the strong intervention of the BCRA by purchasing the excess of US dollars. Real interest rates are expected to continue at low levels awaiting an acceleration in lending, and the acceptance of deposits would presumably be aimed at overcoming liquidity constraints of the commercial banks.

A further recovery in economic activity is expected for 2004, as a consequence of the greater confidence of market players and a gradual improvement in the business environment. Inflation rate would remain under control, although further increases in private salaries and potential adjustments in utility rates are anticipated for the next quarters. Therefore pass-through levels (the transfer from the devaluation rate to the inflation rate) could continue to increase, as a positive inflation rate is expected. Social and employment problems are expected to remain at high levels, but will gradually slow down as the economy continues to grow.

TAX MATTERS:

At the end of 2000, the National Congress and the National Executive Power (“NEP”) (by delegated faculties) passed a tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Income Tax

The NEP issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the Administración Federal de Ingresos Públicos (“AFIP”) for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the NEP introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the AFIP established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $1,500.

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Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a consideration that the above changes shall not have a significant impact on Telefónica.

Value Added Tax

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets.

Under Law No. 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, had been suspended until December 31, 2003. Law No. 25,868 renewed such suspension until December 31, 2004.

Decree No. 493/01 established a 50% reduction of the capital goods VAT rate and at the same time revoked certain exemptions (leasing of commercial real estate property and others).

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1,303, respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at $500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

The National Congress recently passed a tax reform law in connection with Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of telecommunication services to persons under the Simplified Scheme becomes subject to the general 21% VAT rate instead of the differential 27% rate currently applicable, and invoicing of the tax increase is eliminated. The law is currently being reviewed by the NEP.

Tax on bank checking account transactions

Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The NEP was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The NEP, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1,676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulletin on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law No. 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

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The creation of this tax implies an increase in Telefónica’s tax burden; as agreed upon in the Transfer Contract, this increase in tax liabilities may be transferred to the rates. At Telefónica’s request, Resolution No. 72/03 of the Ministry of Economy set forth the methodology to be applied to transfer such tax burden. This resolution authorizes Telefónica, among other organizations, to transfer the increase in the amount paid for this tax as from February 6, 2003 (date of publication in the Official Bulletin) to the regulated services in accordance with the methodology provided.

Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector. Likewise, section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Increases in allowances-salaries

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of 100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of 130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of 150 monthly payment to be made between March 1 and June 30, 2003.

Decree No. 905/03 increased the non-wage allowance referred to above to 200 as from May 1, 2003 and until December 31, 2003.

Decree No. 392/03 stated the increase in the basic remuneration of employees included in the collective bargaining agreements as from July 2003 in the amount of 28 a month during 8 months until the total amount of 224 pesos is reached. Simultaneously, the non-wage allowance set forth by the referred decrees will be reduced until it is fully eliminated. In addition, Decree No. 905/03 is extended until the referred non-wage amount is eliminated, i.e. February 2004.

Once such amounts become part of the salary, they will be subject to withholdings and contributions generally established.

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Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by Telefónica through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

Tax legislation for 2003 excludes telephone services from the scope of application of this incremental emergency rate but simultaneously increased the tax rate to 4.60%.

Pursuant to Law No. 745, the Government of the City of Buenos Aires, amended, effective as of January 1, 2002, the calculation of the taxable basis for the international telecommunications service, which would be made up by all the compensations to which Telefónica residing in the Argentine Republic is entitled to.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

Tax on personal assets

Law No. 25.585, published in the Official Bulletin on May 15, 2002 introduced an amendment, to be applied to fiscal year 2002, in the tax on personal assets by establishing that shares and interests in companies governed by Companies Law No. 19,550, owned by individuals or undivided estates residing in Argentina or abroad, or legal entities residing abroad, would be treated for tax purposes as if owned by the company, which would act as a substitute taxpayer.

The law set forth a 0.5% tax rate to be determined on the taxable basis resulting from the equity value of the shares arising from the most recent balance sheet closed as of December 31 of each year.

The law empowers Telefónica to collect from the owners the amounts paid, withholding or even foreclosing the assets that gave rise to the payment.

Decree No. 998/03 and General Resolution No. 1497 of the Argentine tax authorities regulated the application of the law and established the date and manner of filing the appropriate tax return and effecting payment.

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s management to make estimates and assumptions. Ultimate results could differ from those estimated if the Company’s estimates or assumptions used in those estimates do not actually occur.

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to the unconsolidated financial statements and in Notes 2., 12. and 13. to the consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

•	the effect of the assumption that the Company and Telefónica will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that the Company and Telefónica will not default in the payment of its debt, with regard to the classification of its noncurrent debt;

•	the recoverability of the goodwill generated by the Company’s investment in Cointel, based on the Company’s and Telefónica’s management’s current estimates of future cash flows (see Note 2.3.c) to the unconsolidated financial statements);

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•	the appropriateness of depreciable lives for each category of fixed assets.

The Company and Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to its financial position, as well as to its results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentine require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company, Cointel and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to obtain from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flows method for tariff projections according to generally accepted accounting principles in Argentina. The Company, Cointel and Telefónica believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires management to make assumptions about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica Management’s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff re-negotiation.

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

The Company has estimated based on current assumptions that the carrying amount of Telefónica’s and Telinver’s fixed assets of 2,376 million (amount calculated considering the Company’s indirect interest in Telefónica) and tax on minimum presumed income of 27 million (amount calculated considering the Company’s indirect interest in Telefónica) of Telefónica as of December 31, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on Telefónica’s current estimates of future cash flows within the scope of the Transfer Contract; that will depend on the effect of the final outcome of the tariff renegotiation (See Note 9. to the consolidated financial statements).

•	the creation of reserves for contingencies in Telefónica assessed as likely by its management, based on its estimates and the opinion of legal counsel (see Note 10. to the consolidated financial statements with respect to unreserved contingencies);

•	the Company’s, Cointel’s and Telefónica’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s, Cointel’s and Telefónica’s management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, given the uncertainty related to the final effect of the outcome of the tariff renegotiation (see Note 9. to the consolidated financial statements), the Company, Cointel and Telefónica have established an allowance against its net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income;

•	the creation of allowances in Telefónica, amounting to 224 million pesos set up mainly to cover a portion of overdue sales receivables that total 198 million pesos as of December 31, 2003, based on Telefónica’s estimations regarding the terms and conditions of their potential future collection;

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•	Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.3. and 13. to the consolidated financial statements. Telefónica’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, currently in default, because its recoverability is not currently guaranteed by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. Telefónica’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see notes 2.2 and 13. to the consolidated financial statements).

The preparation of financial statements in conformity with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the year being reported. Final results may differ from those estimated by the Company’s Management. See Notes 2.2., 4., 9., 12. and 13. to the consolidated financial statements and Note 4. to the unconsolidated financial statements.

Among other issues, the financial statements include the effects derived from economic and exchange regulations known as of the date of issuance of such them. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Argentine Government may undertake in the future will be reported in the financial statements as Management becomes aware of them. See Note 4. to the unconsolidated financial statements.

Modification of Argentine GAAP

The Governing Board of the Federation of Professional Councils in Economic Sciences (“FACPCE”) approved RTs Nos. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved, with certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”). The provisions contained in these resolutions are applicable to the Company for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption. For that reason, the Company’s, Cointel’s and Telefónica’s financial statements have been prepared in accordance with the new Argentine generally accepted accounting principles, approved by the CPCECABA and with the subsequent amendments adopted by the CNV (see Notes 2.1. 2.2. and 2.3. to the unconsolidated financial statements).

These changes, as they affect the Company, Cointel and Telefónica, primarily require accounting for (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, (iii) presentation of comparative accounting information for interim periods, and (iv) proportional consolidation method in companies having “Joint control” over other companies.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs Nos. 4 and 5, and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD No. 5/2003, the CPCECABA approved RT No. 21 with some amendments. RT No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the accompanying financial statements, the approval of the above mentioned RT is pending by the CNV.

Financial Periods Covered

Until the fiscal year ended December 31, 2001, and since the Company’s related companies tend to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company’s financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described above in “Agreement between the Company’s Former Principal Shareholders and TESA”, the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by TESA. In the first quarter of 2002, since the Company is able to obtain Cointel’s financial statements at the date of issuance of its own financial statements, the Company eliminated the three-month lag in computing its participation in Cointel’s equity that existed until 2001.

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Consequently, the equity interest in Cointel was calculated considering the Company’s equity participation on Cointel’s income for the years ended December 31, 2003 and 2002. See Note 2.3.c) to the unconsolidated financial statements.

Comparison of the Company’s Results of Operations for the years ended December 31, 2003 and 2002 (Figures stated in millions of Argentine pesos and restated as described in Note 2.1 to the unconsolidated financial statements)

All references made below to 2003 and 2002 are to the years ended December 31, 2003 and 2002, respectively.

	2003	2002
Equity interests in Section 33 - Law 19,550 companies and related parties	98	(1,280)
Other income relating to Section 33 - Law 19,550 companies and related parties, net	40	57
Administrative expenses	(2)	(4)
Financial gains and losses, net	81	(824)
Tax on minimum presumed income	—	(9)

Net income (loss) for the year	217	(2,060)

Equity Interests in Section 33 - Law 19,550 companies and related parties

The Company’s equity interests in related parties increased to a gain of 98 million in 2003 from a loss of 1,280 million in 2002. Such results reflect a gain of 137 million in 2003 and a loss of 1,241 million in 2002, attributable to the Telecommunications Business (see Note 2.3.c) to the unconsolidated financial statements) and include losses of 39 million in 2003 and 2002, respectively, related to the depreciation of the goodwill on its investment in Cointel.

The variation in the Company’s equity in earnings/losses of ownership interests in related parties attributable to the Telecommunications Business to a gain of 137 million in 2003 from a loss of 1,241 million in 2002, was due principally to the changes in Cointel’s and Telefónica’s results for such years. (See Telecommunications Business and Evolution of the Current Economic Situation in Argentina).

Other income relating to Section 33 Law 19,550 companies and related parties, net

Other income relating to Section 33 Law 19,550 companies and related parties decreased by 17 million in real terms in 2003 as compared to 2002. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”).

Administrative Expenses

Administrative expenses include: (i) legal and auditors’ fees, (ii) tax on bank checking account transactions, (iii) miscellaneous administrative expenses. Administrative expenses decreased 2 million in real terms in 2003 as compared to 2002.

Financial gains and losses, net

The Company’s financial gains and losses, net, amounted to a gain of 81 million in 2003 and a loss of 824 million in 2002.

The variation in 2003 as compared to 2002 was principally due to: (i) an increase of 872 million in financial and holding losses generated by liabilities to a gain of 81 million in 2003 from a loss of 791 million in 2002 mainly due to: (a) the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 255 million in 2003 and a loss of 587 million in 2002, due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”, (b) a decrease in the interest and financial charges on liabilities to 174 million in 2003 from 206 million in 2002, partially off set by, (c) an inflation gain on monetary accounts of 2 million in 2002; and (ii) an increase of 33 million in financial and holding losses generated by assets due mainly to (a) a loss from the exposure to inflation of monetary assets of 35 million in 2002, partially offset by (b) an exchange difference gain of 2 million in 2002 due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”.

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Tax on minimum presumed income

The variation in 2003 as compared to 2002 was principally due to the tax on minimum presumed income charge of 9 million in 2002, mainly corresponding to amounts that had been estimated as recoverable by the Company and therefore capitalized in previous fiscal years. See Note 2.3.f) to the unconsolidated financial statements.

Net income (loss) for the year

As a result of the factors discussed above, the Company had a net gain of 217 million in 2003 and a net loss of 2,060 million in 2002.

Company’s Liquidity and Capital Resources

As of December 31, 2003, the Company’s total liabilities amount to 1,759 million, which consist of 23 million in Negotiable Obligations (including interests accrued as of that date), 1,730 million of payables to Section 33 - Law 19,550 companies and related parties and 6 million in tax liabilities, other payables and short-term accounts payable.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets, and different kind of borrowings.

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2003 and 2002. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2003 and 2002.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in Note 6.c)(i) to the unconsolidated financial statements. During 2003 and 2002, the Company collected 52 million and 37 million, respectively.

The Company uses its funds mainly to pay principal amount and interest on its debt. During 2003 and 2002 the Company did not pay dividends.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted approximately to US$7.0 million and interests accrued as of such date.

As of December 31, 2003, the balance of the principal related to TISA´s loan (mentioned in Note 6.c) (ii) to the unconsolidated financial statements, after the interest capitalization, amounted to US$582 million (equivalent to 1,706 million as of December 31, 2003). As of December 31, 2003 the accrued non capitalized interests amount to US$1.5 million (equivalent to 4 million as of December 31, 2003). In obtaining the above-mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 6.c)(i) to the unconsolidated financial statements against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2003, the book value of such loan amount to US$6.7 million (equivalent to 20 million as of December 31, 2003), corresponding to principal amount plus accrued interests as of that date.

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In relation to the loans mentioned above, the creditor has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of the accompanying financial statements, covering at least the current terms of those loans.

As of December 31, 2003, the Company’s current assets are lower than current liabilities for an amount of 1,710 million, these last including approximately 99% (1,730 million) of debt owed to the Company’s controlling company.

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.3. to the unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of the accompanying financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of the accompanying financial statements (see Note 4. to the unconsolidated financial statements).

On the other hand, TESA has advised the Company that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short-term liabilities will depend on TISA continued refinancing of the loans granted to the Company, and on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of accompanying financial statements, it is not possible to ensure what the result of such negotiations will be, and consequently, it is not possible to ensure whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

Telecommunications Business

Comparison of Cointel´s Unconsolidated Results of Operations for the year ended December 31, 2003 and the twelve-month period ended December 31, 2002 (Figures stated in million of Argentine pesos restated as described in Note 2.1. to the unconsolidated financial statements).

As of December 31, 2003, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel’s total votes.

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All references made below to 2003 and 2002 are to the year ended December 31, 2003 and the twelve-month period ended December 31, 2002.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2003 and 2002. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2003	2002
Income (Loss) on equity investment in Telefónica	240	(2,235)
Administrative expenses	(1)	(3)
Financial gains and losses, net	38	(265)
Tax on minimum presumed income	—	(1)

Net income (loss) for the year/period	277	(2,504)

Income (Loss) on equity investment in Telefónica

Income on equity investment in Telefónica increased to a gain of 240 million in 2003 from a loss of 2,235 million in 2002. This increase was due to the variation in Telefónica’s net income in such years (see “Comparison of Telefónica’s Consolidated Results of Operations for the years ended December 31, 2003 and 2002”). Income (Loss) on equity investment in Telefónica includes a loss of 23 million in 2003 and 2002 related to the depreciation of the goodwill on Cointel’s investment in Telefónica.

Financial Gains and Losses, net

Financial Gains and Losses, net amounted to a gain of 38 million in 2003 and a loss of 265 million in 2002, representing an increase in the gain of 303 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 158 million in 2003 and a loss of 351 million in 2002, as a consequence of the devaluation of the Argentine peso described in Note 1., section “Evolution of the Current Economic Situation in Argentina”, partially offset by an increase in real terms of interest charge that amounted to a loss of 120 million in 2003 and a gain of 79 million in 2002.

Income Tax and Tax on minimum presumed income

Under Argentine law, Cointel’s income on its equity investment in Telefónica is non-taxable. Also, most of Cointel’s expenses are tax-deductible. Consequently, Cointel estimates that there would be no tax payable and therefore, no income tax charge was accrued in 2003 and 2002. In addition, a 1 million charge was booked for tax on minimum presumed income in 2002.

Net Income (Loss) for the year/period

As a result of the factors described above, Cointel had a gain of 277 million in 2003 and a loss of 2,504 million in 2002.

Comparison of Telefónica’s Consolidated Results of Operations for the years ended December 31, 2003 and 2002 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the unconsolidated financial statements).

As of December 31, 2003, the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock, consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83%.

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All references made below to 2003 and 2002 are to the years ended December 31, 2003 and 2002, respectively.

	2003	2002
Net revenues	2,750	3,060
Cost of services provided	(1,992)	(2,235)
Administrative expenses	(352)	(436)
Selling expenses	(163)	(442)
(Loss) Income on equity investments	(3)	2
Financial Income (Loss) and holding income (loss), net	236	(3,258)
Other expenses, net	(71)	(153)
Income tax	—	51

Net income (loss) for the year	405	(3,411)

EBITDA (1)	1,536	1,333

Lines installed (in thousands)	4,571	4,561
Lines in service (in thousands)	4,169	4,182
Lines in service per 100 inhabitants	24.4	24.7
Lines in service per employee	477.2	464.8

(1)	EBITDA is defined as operating income (loss) plus depreciation.

Telecommunication Rate Regulation

Law No. 25,561 provided for: (1) the annulment of U.S. dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the NEP to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on the distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems, and (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the re-negotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual re-negotiation proposals were to be submitted to the NEP Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the NEP proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of the Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including the Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI (“Consumer Price Index”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomical formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

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According to the Emergency Decree No. 120/03 issued by the NEP on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the power supply and gas rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also requested for a transitional adjustment in tariffs, but no decision has been made yet.

In addition, on July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the NEP issued Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The NEP shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the NEP shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public licenses utilities to contractor or lender to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs should be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract clauses. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation contemplated in the List of Conditions and Transfer Agreement, such rate system would have an adverse effect on Telefónica’s financial condition and future operating results. As of the date of issuance of the accompanying financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 and paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis of the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted and with its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

Net Revenues

Net revenues decreased by 10.1% to 2,750 million in 2003 from 3,060 million in 2002.

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As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 21.6% in prices measured in real terms, partially offset by an increase in the consumption of sundry services and a decrease in discounts to customers and a decrease in price renegotiation with other operators.

The following table shows operating revenues in millions of pesos by category of services for the years ended December 31, 2003 and 2002 (net of intercompanies operations) restated as described in Note 2.1. to the unconsolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Basic telephone service
Measured service	807	922
Monthly basic charges (1)	666	823
Special services	381	396
Installation charges	32	40
Public phones	180	224
Access charges	323	294
International long-distance service	105	94
Direct lines	83	86
Publishing of telephone directories	64	65
Other	109	116

Total	2,750	3,060

(1)	Includes monthly basic charges and charges for supplemental services.

The main variations (restated as described in Note 2.1 to the unconsolidated financial statements) are due to the following:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “Fees and payment for services”).

Measured service decreased by 12.5% to 807 million in 2003 from 922 million in 2002. The variation was mainly due to a decrease in rates measured in real terms by approximately 21.6% as a result of applying the same rate per telephone pulse of $0.0469 in each year in the inflationary context previously described and a decrease of approximately 7.8% in the total average number of billable lines, partially offset by: (i) a decrease in commercial discounts in 2003 compared to 2002, and (ii) a 16% increase in average local and national long-distance consumption per line.

Monthly basic charges decreased by 19.1% to 666 million in 2003 from 823 million in 2002. The variation was mainly due to the rate reduction in real terms (net of discounts) of about 21.6% as a result of the application in 2003 of the same rate applied in 2002 within an inflationary context such as has been described previously.

Special services decreased by 3.8% to 381 million in 2003 from 396 million in 2002. This change was mainly attributable to the effect of inflation, which stood at 21.6%, almost fully offset by an increase of 7 million in Digital Trunk Access services, 25 million in prepaid cards, and 22 million in Internet access and traffic in current terms, mainly due to higher consumption.

Revenues from installation charges decreased by 20% to 32 million in 2003 from 40 million in 2002. The change was principally due to a decrease in prices in real terms, partially offset by an increase in line connections.

Revenues from public phones decreased by 19.6% to 180 million in 2003 from 224 million in 2002. The decrease was mainly due to a drop in prices in real terms of about 21.6% slightly offset by a 5.2% increase in the average lines of public telephony service and a 5.2% increase in the average consumption by line.

Access charges revenues as of December 31, 2003 and 2002, amounted to 323 million and 294 million, respectively, representing an increase of 9.9%. This change was due to an average increase in interconnection consumption of approximately 5% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 10.6% in real terms. Revenues for 2003 include 51 million of non-recurrent amounts relating to price renegotiation (see Note 2.2.k) to the consolidated financial statements).

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International long-distance service revenues increased by 11.7% to 105 million in 2003 from 94 million in 2002. This increase was mainly due to: (i) a 37% increase in customers outgoing tariffs in pesos in real terms mainly because of a decrease in discounts (ii) a 7.8% increase the incoming traffic liquidated with other international carriers and (iii) a decrease in the outgoing traffic liquidated with other international carriers of approximately 8%. All of them were partially offset by a 19.1% decrease in customers’ outgoing traffic.

Revenues from Direct lines were 83 million in 2003, a 3.5% decrease as compared to 86 million in 2002. This reduction is due to the 21.6% price drop in real terms, partially offset by an increase in digital direct lines of approximately 14% in current terms.

Revenues from the publishing of telephone directories were 64 million in 2003 that compared with 65 million in 2002 represent a decrease of 1.5%. This variation is mainly due to a drop in the publishing prices in real term, partially offset by an increase in average invested amounts by advertisers.

“Other” income decreased to 109 million in 2003, from 116 million in 2002 which represents a reduction of 6.0%. This variation is mainly due to the price drop in real terms, offset by an 11.0% increase in invoicing services and collections, satellite and other services and a 12.0% increase in the sale of fixed terminals.

Operating costs

Operating costs (cost of services provided, administrative expenses and selling expenses) decreased by 19.5% to 2,507 million in 2003 from 3,113 million in 2002.

The following table shows the breakdown of expenses for the years ended December 31, 2003 and 2002 (net of intercompany transactions eliminations), restated as described in Note 2.1. to the unconsolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Salaries, social security taxes and other personnel expenses	359	431
Depreciation of fixed and intangible assets (1)	1,293	1,386
Fees and payments for services	508	566
Material consumption and other expenses	58	85
Allowance for doubtful accounts (2)	(13)	232
Sales cost	26	32
Management fee	86	126
Other	190	255

Total	2,507	3,113

(1)	Excluding the portion corresponding to financial expenses.
(2)	In 2003, net of 79 million of recovery of doubtful accounts.

The main variation (in million pesos, restated as described in Note 2.1. to the unconsolidated financial statements refer to:

Salaries and social security taxes decreased by 16.7% to 359 million in 2003, from 431 million in 2002. The variation was mainly due to a drop in salaries in real terms. En current terms, salaries and social security taxes increased 27 million, or 8.3%, to 351 million in 2003 from 324 million in 2002. This variation is mainly due to salary raises and non-salary additional amounts granted to the employees for the reasons mentioned in “Tax matters - Increases in allowances-salaries” slightly offset by a decrease in Telefónica’s average headcount, to 8,867 in 2003 from 9,204 in 2002.

The productivity index, measured as lines in service by employee grew from 464.8 in 2002 to 477.2 in 2003, which represents approximately a 3% increase.

Total depreciation of fixed and intangible assets presented a decrease to 1,293 million in 2003, from 1,386 million in 2002. The decrease was mainly due to assets that were no longer depreciated during the years compared including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

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Fees and service charge decreased by 10.2% to 508 million in 2003 from 566 million in 2002. This change mainly resulted from the effect of inflation in current amounts of approximately 20.5%. In current terms there was an increase in 57 million, or 12.8%, to 502 million in 2003 from 445 million in 2002 in Telefónica.

The following increases resulted from the above mentioned changes: i) fees for technical services and IT and advice and consulting services of 12 million due to the combined renegotiation of prices and the number of service agreements; ii) interconnection charges with other operators of 26 million as a consequence of the renegotiation of prices and increase in consumption, including 15 million relating to non-recurrent effects in the future; iii) advertising charges of 10 million for mass media advertising and telemarketing campaigns; iv) 13 million in building maintenance, principally moving and refurbishment expenses, including the transfer of the corporate headquarters to the new building; and v) security services, communication charges and traveling expenses of 4 million. These increases were partially offset by a reduction in network maintenance of 6 million lower expenses in cable theft that had a material impact in 2002 and the maintenance of hardware and software of 3 million

Costs for consumption of materials and other supplies decreased from 85 million in 2002 to 58 million in 2003, which represents a 31.8% decrease. The main cause of the difference is the effect of the adjustment for inflation on current amounts of 30.9%.

The charge to income for the allowance for doubtful accounts, which stood at 232 million in 2002, reflected a reversal of the allowance uncollectable bad debts of 13 million in 2003. This reversal is due to the fact that in 2002, as a consequence of the crisis suffered in Argentina, Telefónica prepared a new estimate of its past due trade receivables, taking into account possible collection terms and conditions resulting from debtors in arrears and the new recoverability plans implemented by Telefónica by the end of 2002. In 2003, Telefónica has designed different plans to manage overdue balances and collections, resulting in a decrease in the charges of the year and recovery of provisioned customers. The effect in 2003 could be summarized as follows: in the first place, charges for the allowance for uncollectable debts amounted to 66 million, representing a 71.6% decrease as compared to 232 million in 2002. On the other hand, a total recovery of 79 million was recorded in 2003 from collection of balances from debtors in arrears.

The cost of sales decreased to 26 million in 2003 as compared to 32 million in 2002. The main cause of the reduction is the effect of the adjustment for inflation on charges in current currency. The charge to income for cost of sale of equipment, telephone accessories and other supplies increased by 8 million in current terms, or, 100%, to 16 million in 2003 as compared to 8 million in 2002. This change mainly results from the increase in ADSL modem sold by 3 million and other inventories of 8 million, not offset by a reduction in sales of mobile terminals.

The charge to income for management fees dropped from 126 million in 2002 to 86 million in 2003, representing a 31.7% reduction. The main cause of this decrease is the effect of the adjustment for inflation on current charges of 33% as compared to 2002 and a decrease in the percentage used to determine the obligation, from 9% to 4% since May 2003, as described in Note 4. to the consolidated financial statements partially offset by a 15.5% increase in income considered for fee calculation.

The charge to income of other operating costs decreased from 255 million in 2002, to 190 million in 2003, representing a 25.5% decrease. The variation was mainly due to the decrease in costs in real terms of approximately 21.6%. Particularly, in current terms, there was a 15 million decrease, or 7.7%, from 194 million in 2002 to 179 million in 2003, mainly due to a 17 million decrease in leases related to the transfer of the corporate headquarters to the new building, offset by an increase in taxes of 6 million due to the higher activity and increased cost of insurance of 1 million.

Financial Gains and Losses

In 2003 and 2002, consolidated gross capitalized interest totaled 8 million in each year (see Note 2.3.f) to the consolidated financial statements).

In 2003 and 2002, net financial gains and losses amounted to a gain of 236 million and a loss of 3,258 million, respectively, representing an increase in such charges of 3,494 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that net of the result from the monetary gain/loss, amounted to a gain of 760 million in 2003 from a loss of 2,471 million in 2002. In addition, interest charges, financial charges and financial readjustments decreased by 222 million, to a loss of 466 million in 2003 from a loss of 688 million in 2002, mainly due to a decrease in the average exchange rate, a decrease in financial payables and of the interest rate applied to the debt of Telefónica with TISA.

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Other Expenses, Net

Other expenses, net decreased to 71 million in 2003 from 153 million in 2002, representing a 53.6% decrease. Such decrease includes 20 million corresponding to the effect of the adjustment for inflation on current charges. There was a decrease of 62 million, or 46.6%, in current terms, to 71 million in 2003 from 133 million in 2002. The change in current terms mainly results from a reduction in contingency charges, a decrease in fixed assets retirement and in employee termination charges.

Income Tax

The charge to income of 51 million in 2002 corresponds to the reversal of net deferred tax liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see Note 2.2.j) to the consolidated financial statements).

Net income/loss

Net income increased from a loss of 3,411 million in 2002 to a gain of 405 million in 2003, mainly due to the variation of holding and financial income/(loss).

MAIN SHAREHOLDERS

As of December 31, 2003 the Company´s main shareholder is TISA, with a 99.96% of the total capital stock. See Agreement between the Company’s Former Principal Shareholders and TESA and Note 8.2 to the unconsolidated financial statements as of December 31, 2003.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the renegotiation of the public debt, the unemployment rate and the freeze on public utility contracts, which raise uncertainties regarding the development of the economic and political context.

During 2003 the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns, mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company, Cointel and Telefónica have the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme for Telefónica;

•	achieving a predictable regulatory framework that enables it to develop their business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating Telefónica as a comprehensive supplier for corporate customers;

•	capturing the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging Telefónica’s conversion into a customer-focused organization; and

•	improving Telefónica’s external and internal image.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the second semester of 2003, including a deceleration of the inflation in the wholesale price index and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002, Telefónica

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continues to operate in a very difficult and volatile environment. In particular, the Company, Cointel and Telefónica expect that the following circumstances may have a material effect on the results of its operations in future years:

•	the outcome of the renegotiations of tariffs with the Argentine Government;

•	the uncertainty generated by the Company’s, Cointel’s and Telefónica’s need to roll over their current liabilities and to continue obtaining waivers from their creditors;

•	how the Government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s, Cointel’s and Telefónica’s results of operations are very sensitive to changes in the peso/dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially most of its liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s, Cointel’s and Telefónica’s operations and their financial position. The Company, Cointel and Telefónica cannot assure that other laws that negatively affect their operations will not be introduced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA HOLDING DE ARGENTINA S.A.

By:	/s/ Cecilia Maestri
Name:	Cecilia Maestri
Title:	Power of Attorney

Date: March 10, 2004